DC
No Act
P.E. 12-8-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
[redacted] D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07044059

January 31, 2007

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/31/2007

Re: General Electric Company
Incoming letter dated December 8, 2006

Dear Mr. Mueller:

This is in response to your letter dated December 8, 2006 concerning the shareholder proposal submitted to GE by the Sisters of Charity of the Blessed Virgin Mary; the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio; the School Sisters of Notre Dame (Milwaukee Province); the School Sisters of Notre Dame (St. Louis Province); the School Sisters of Notre Dame Cooperative Investment Fund; the Sisters of Saint Ursula; the Ursuline Sisters of Tildonk, United States Province; the Sisters of Mercy of the Americas (Regional Community of St. Louis); the Sisters of Mercy Regional Community of Detroit Charitable Trust; the Mercy Investment Program; the Nuns of the Third Order of St. Dominic; the Dominican Sisters, St. Mary of the Springs; the Benedictine Sisters of Boerne, Texas; the Sisters of St. Francis of Philadelphia; the Providence Trust. We also have received a letter on the proponents' behalf dated December 26, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

RECD S.E.C.
FEB 2 2007
1086

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

PROCESSED
FEB 23 2007
THOMSON
FINANCIAL

40541

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

RECEIVED
2006 DEC 12 AM 11:19
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 8, 2006

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner Proposal of Sisters of Charity of the Blessed Virgin Mary et al*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company ("GE"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareowners Meeting (collectively, the "2007 Proxy Materials") a shareowner proposal and statements in support thereof (the "Proposal") regarding ethical criteria for military contracts received from the Sisters of Charity of the Blessed Virgin Mary and other shareowners (collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents' representative.

Rule 14a-8(k) provides that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if they elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of GE pursuant to Rule 14a-8(k).

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2007 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the request relates to GE's ordinary business operations;
- Rule 14a-8(i)(10) because GE has already substantially complied with the request;
- Rule 14a-8(i)(3) because the Proposal is vague; and
- Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by shareowners under New York law.

THE PROPOSAL

The Proposal directs the GE Board of Directors ("Board") to "review and if necessary amend and amplify our Company's code of conduct and statement of ethical criteria for military production-related contract bids, awards and contract execution and report the results of this process to shareholders within six months of the annual meeting."

The supporting statement sets forth a number of bullet points on topics that it specifically recommends these ethical criteria take into consideration:

(1) "ethical business practices such that human rights and fair labor standards are upheld";

(2) "consideration of the effects of contract execution on a sustainable environment . . . includ[ing] long-term environmental impact studies, management of waste or toxic releases and transfers";

(3) "strategies for stability of employment, including alternate production plans and funding sources";

(4) "directives which respect the culture of communities in which factories are located";

(5) "guidelines derived after critical study of political and civil stability of countries, regional warfare such as in the Middle East and [sic] before sale of weapons, weapons parts and dual-use technology";

(6) "studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with procedures for remediation, should they be required";

(7) "disclosure of the nature of arrangements with any local security forces"; and

(8) "processes that ensure that the principles of the common good and the integrity of creation are respected when making decisions about bidding on contracts."

A copy of the Proposal and supporting statement is attached to this letter as Exhibit A. On behalf of our client, we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials for the reasons described below.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Addresses Matters Relating to GE's Ordinary Business Operations.

A. General Principles of the Ordinary Business Exception.

Under well-established precedent, GE may exclude the Proposal pursuant to Rule 14a-8(i)(7) because the Proposal concerns GE's ordinary business. The ordinary business exclusion rests on a "general underlying policy" that is "consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998).

This general policy manifests itself in the Staff's position that "[c]ertain tasks are so fundamental to management's ability to run the company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." *Id.* An exception to this general rule has been carved out for proposals relating to ordinary business but "focusing on sufficiently significant social policy issues . . . [which] would transcend the day-to-day business matters . . . ." *Id.*

However, even if some issues within a proposal are deemed to touch on significant policy issues, such a proposal is still properly excludable *in its entirety* under Rule 14a-8(i)(7) when even one item within that proposal has been deemed to address the ordinary business operations of a company. For example, in *General Electric Co.* (avail. Feb. 10, 2000), the Staff concurred that GE could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation, and (iii) use funds from the trust as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a *portion* of the proposal related to ordinary business matters – *i.e.*, the choice of accounting methods. *See also Bristol-Myers Squibb Co.* (avail. Feb. 22, 2006) (permitting exclusion of a proposal under Rule 14a-8(i)(7) when the proposal appeared "to relate to both extraordinary transactions and non-extraordinary transactions"); *Medallion Financial Corp.* (avail. May 11, 2004) (same); *E*Trade Group, Inc.* (avail. Oct. 31, 2000) (permitting exclusion of a proposal where two of the four items addressed in the proposal related to ordinary business matters); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (permitting exclusion of a proposal that requested a report on labor practices and called for wage adjustments because the wage adjustment portion of the proposal was ordinary business).

The Proposal clearly constitutes GE's ordinary business. Military contract bidding and sales decisions are the ordinary business of GE, as discussed in subsection B below. Further, codes of ethics constitute the ordinary business of a company when the items to be considered or addressed under such codes are the ordinary business of a company, as discussed in subsection C below. Finally, even if aspects of the Proposal touch upon significant policy issues, under the principles set forth above the Proposal remains excludable because it also addresses ordinary business matters.

B. Contract Bidding Standards and Procedures Address GE's Ordinary Business.

Contract bidding standards and procedures (including decisions whether to bid on and accept particular awards) address decisions on whether to sell certain products and services and, as such, constitute the ordinary business of GE. Because the Proposal seeks to intervene in such decisions, it may be excluded under Rule 14a-8(i)(7). The Staff has consistently ruled that proposals relating to sales of products involve ordinary business matters, even when proposals relating to manufacturing or production of certain products may raise significant policy issues. *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 9, 2001) (concurring with exclusion of a proposal to stop selling handguns and ammunition) and *Albertson's, Inc.* (avail. Mar. 18, 1999) (concurring with exclusion of a proposal to stop selling, advertising or promoting tobacco products). The Staff thus has concurred that proposals relating to evaluation of military-related contracting procedures involve ordinary business matters. For example, in *International Business Machines Co.* (avail. Feb. 12, 1990) the Staff concurred that under the predecessor of Rule 14a-8(i)(7) the company could exclude a proposal seeking an explanation of IBM's response to a government Request For Proposal ("RFP") where IBM argued that responding to government RFPs and contract negotiations constituted part of its ordinary business. In its response, the Staff concurred that the proposal addressed "ordinary business operations (i.e., contract performance and evaluation)." When a proposal addresses both military production *and* sales, the Staff has concurred that the proposal is excludable. In *Alliant Techsystems, Inc.* (avail. May 7, 1996), where the proposal requested the company to end all research, development, production and sale of landmines, the Staff concurred with exclusion of the proposal, noting that it addressed "ordinary business operations (i.e., the sale of a particular product)."

Under this standard, the Proposal is excludable because it addresses GE's ordinary business: decisions regarding the sale of products and services. The first paragraph of the Proposal's supporting statement concedes that the Proposal implicates GE's decisions to sell products and services when it states, "We believe decisions to produce and sell weapons may have grave consequences for the lives and freedom of peoples worldwide when the company has not considered its responsibility for its decisions." While this sentence also has a reference to weapons production, the Proposal does not adduce any specific element sufficient to overcome the ordinary nature of defense contracting – nothing regarding nuclear or space-based weapons development, sale of armaments to foreign governments, or production issues – and does not state any direct link between any specific matter of public concern and GE's contracting procedures.[1] Indeed, GE does not manufacture any weapons or weapons systems. The Proposal would apply equally to a decision by GE to seek to sell household appliances to military bases as it does to decisions on whether to bid on specific aircraft engine maintenance contracts. Because merely engaging in military contracting is not, in and of itself, a matter of public interest, but instead addresses ordinary business decisions regarding the sale of goods and services, the Proposal is excludable under Rule 14a-8(i)(7).

C. The Proposed Code of Ethics Addresses Ordinary Business Matters.

Rule 14a-8(i)(7) allows exclusion of a shareowner proposal relating to the adoption or amendment of a code of ethics where any portion of the matters to be addressed in the code of ethics involves the ordinary business of the company. In *Costco Wholesale Corp.* (avail. Dec. 11, 2003) the Staff permitted the company to exclude under Rule 14a-8(i)(7) a proposal to develop a "Code of Ethics that would [] address issues of bribery and corruption" and to make a

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[1] The Proposal contrasts with circumstances where the Staff's decisions have been based not on the military nature of the contracts *per se*, but instead on the presence of some additional element elevating the *entire* proposal beyond the realm of ordinary business. *See, e.g., General Dynamics Corp.* (avail. Mar. 17, 1983) (failing to grant no-action relief when the particular *type* of military contracting contested in the proposal—nuclear-weapons related contracting—was sufficient to render the proposal extraordinary); *Alliant Techsystems, Inc.* (avail. Apr. 23, 1997) (refusing to grant no-action relief when the proposal related to arms sales to foreign governments); *General Dynamics Corp.* (avail. Feb. 6, 1989) (refusing to permit the company to omit a proposal that requested the company to convert production facilities from military to civilian goods); *Ford Motor Co.* (Apr. 11, 1985) (failing to allow exclusion of a proposal addressing the development of space-based weapons).

report thereon. In *Costco*, just as with the Proposal here, language in the supporting statement requested that the code of ethics address certain topics (in *Costco*, general compliance and enforcement procedures for the company's employees) that involved ordinary business matters. The Staff concurred, stating that the proposal could be excluded under Rule 14a-8(i)(7) "as relating to ordinary business operations (i.e., terms of its code of ethics)." *See also Chrysler Corp.* (avail. Mar. 18, 1998) (permitting exclusion of a proposal that requested a code of standards for the company's international operations and a report for Chrysler shareowners; the Staff concurred that the proposal could be excluded where one paragraph related to ordinary business activities, and another paragraph could have been construed as relating to ordinary business, even though "the balance" of the proposal and supporting statement seemed to address matters outside the scope of ordinary business); *USX Corp.* (avail. Dec. 28, 1995) (granting exclusion of a proposal on the basis of "ordinary business operations (i.e., the terms of a corporate Code of Ethics)" where the company already maintained a comprehensive set of applicable policies); *Barnett Banks, Inc.* (avail. Dec. 18, 1995) (allowing omission of a proposal requesting that the company develop a code of ethics); *McDonald's Corp.* (avail. Mar. 19, 1990) (granting no-action relief for a proposal requesting a "code of business conduct" where one part of the code was to address employer/employee relations and its business policies); *NYNEX Corp.* (avail. Feb. 1, 1989) (permitting exclusion of a proposal that requested amendment to the code of corporate conduct where the "particular topics to be addressed in the Company's code of conduct" were the ordinary business operations of the company); *Transamerica Corp.* (avail. Jan. 22, 1986) (allowing omission of a proposal requesting a code of corporate conduct addressing relations with various constituencies, conflicts of interest and equal employment opportunity).

The supporting statement of the Proposal, which is read in conjunction with the resolution,[2] contains specific elements that the Board should address in reviewing and amplifying the code of conduct. These specific elements, as discussed below, constitute the ordinary business of GE. Therefore, this Proposal, which requests the formulation of a code of ethics that would consider such items of ordinary business, itself constitutes the ordinary business of GE and is excludable on that basis.

1. <u>Risk Assessment and Management</u>.

In bullets 2 and 6 of the supporting statement, the Proponents request "long-term environmental impact studies" and "management of waste or toxic releases and transfers" as well as "studies of potential impacts of military production and use of those products on peoples' . . . environments . . . along with procedures for remediation, should they be required." Because

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[2] *See Costco Wholesale Corp.* (avail. Dec. 11, 2003).

these prongs of the proposed code of ethics seek an assessment of risks and liabilities arising from GE's operations, and are not proposing a change in the nature of GE's operations to address those potential risks and liabilities, these aspects of the Proposal likewise address GE's ordinary business matters.

In determining whether a proposal is concerned with only ordinary business operations or instead addresses a significant policy issue, the Staff has drawn a distinction between a request for a risk or liability analysis of normal operations, and a *recommendation* that the company *change* operations. *See* Staff Legal Bulletin No. 14C (June 28, 2005). The former involves only ordinary business operations, while the latter may address a significant policy issue. *See id.* (comparing *Xcel Energy Inc.* (avail. Apr. 1, 2003) (requesting a report on the economic risks of the company's past, present, and future emissions of various pollutants) and *Exxon Mobil Corp.* (avail. Mar. 18, 2005) (requesting a report on the potential environmental damage if the company were to commence drilling in protected areas)).

For example, in *Abbott Labs.* (avail. Mar. 9, 2006), the Staff permitted the company to omit a shareowner proposal from its proxy materials where the proposal requested an analysis of the company's risks and opportunities with respect to developing medicines to address HIV/AIDS, malaria, and tuberculosis epidemics, particularly in the developing world. That no-action request differentiated itself from the Staff's opposite position in *Johnson & Johnson (Missionary Oblates)* (avail. Feb. 7, 2003), in which the shareowners sought to have the Board establish and implement an effective standard of response to HIV/AIDS, malaria, and tuberculosis pandemics—i.e., to make a change in corporate activities. *See also The Dow Chemical Co. (Brethren)* (avail. Feb. 23, 2005) (permitting exclusion of a proposal requesting a report on environmental problems from Bhopal incident as "ordinary business operations (i.e., evaluation of risks and liabilities)"); *Newmont Mining Co.* (avail. Feb. 4, 2004) (excluding a proposal requesting a report "on the risk to the company's operations, profitability and reputation from its social and environmental liabilities" because it involved "ordinary business operations (i.e., evaluation of risk)"); *Willamette Indus.* (avail. Mar. 20, 2001) (permitting exclusion of a proposal relating to the company's possible financial exposure attributable to environmental issues, as "ordinary business operations (i.e., evaluation of risk)"); *Potlach Corp.*, (avail. Feb. 13, 2001) (granting exclusion, as ordinary business operations, of a proposal requesting a report on the company's "liability projection methodology" and "assessment of other major environmental risks"); *The Mead Corp.* (avail. Jan. 31, 2001) (same).

The Proposal recommends an analysis of liabilities arising from GE's current contracting procedures. The Proponents do not request an analysis of the economic effects on GE of changing its operations or recommend any other definite, prospective change in GE's business such that the Proposal would go beyond GE's ordinary operations. Instead, the Proposal requests such analyses be undertaken in conjunction with the ordinary business decision of whether to bid on a military contract. Assessing the risks of a corporate opportunity is exactly the same as the proposal excluded in *Abbott Laboratories* above (assessing the risks of the opportunity to develop drugs to combat various pandemics) as the ordinary business of the company. As such, the Proposal addresses GE's ordinary business operations, and therefore is excludable under Rule 14a-8(i)(7).

2. Employment Issues.

In bullet 3 of the supporting statement, the Proponents request that GE develop "strategies for stability of employment, including alternate production plans and funding sources." Because this recommendation relates directly to GE's general employment policies, a topic which the Staff consistently has concurred addresses ordinary business operations, the Proposal is excludable.

The Staff's clear position is that proposals "involving 'the management of the workforce, such as the hiring, promotion, and termination of employees'" relate only to ordinary business matters. Staff Legal Bulletin No. 14A (July 12, 2002) (quoting Exchange Act Release No. 40018 (May 21, 1998)). "Employment policies and practices with respect to . . . [the] non-executive workforce [are] uniquely matters relating to the conduct of the company's ordinary business operations." *United Technologies Co.* (avail. Feb. 19, 1993). *See also General Electric Co.* (avail. Feb. 3, 2005) (permitting GE to exclude a proposal to provide information on, *inter alia*, the company's offshore relocation of jobs, as relating to "GE's ordinary business operations (i.e., management of the workforce)"). The Proposal's reference to strategies for stability of employment falls squarely within these precedents, and therefore this reference provides sufficient support for the exclusion of the Proposal under Rule 14a-8(i)(7).

D. The Request for a Special Report Is Also GE's Ordinary Business.

Where a proposal, such as this one, requests that a company prepare a report on an aspect of its business, the Staff "will consider whether the subject matter of the special report . . . involves a matter of ordinary business" and "where it does, the proposal will be excluded." *See* Exchange Act Release No. 20091 (Aug. 16, 1983). Likewise, the Staff has stated that "where the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

The Proposal here clearly addresses the ordinary business of GE, as discussed above. Therefore, the Proposal's requested special report to shareowners would likewise constitute the ordinary business of GE. Therefore, we request the Staff to concur in our decision to omit the Proposal under Rule 14a-8(i)(7) as an impermissible interference by shareowners in the prerogatives of the Board and management to direct the day-to-day business of GE.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because GE Has Already Substantially Implemented the Request.

The Proposal, or a portion thereof, is excludable from the 2007 Proxy Materials on the basis of Rule 14a-8(i)(10), which permits a company to exclude a proposal if it has already been "substantially implemented." *See also* Exchange Act Release No. 20091 (Aug. 16, 1983) (permitting the omission of proposals that have been "substantially implemented by the issuer"). The Staff has stated that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). The company need not have implemented the proposal precisely as presented, but need only have policies and procedures in place that address the subject matter of the proposal or "compare favorably with the guidelines of the proposal." *Id.* That is, when a company can demonstrate that it already has taken actions to address each element of a shareowner proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001) (proposal that the board conduct a review of a project and report on its results substantially implemented by prior corporate disclosures); *Nordstrom, Inc.* (avail. Feb. 8, 1995) (proposal that the company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). *See also The Gap, Inc.* (avail. Mar. 16, 2001) (child labor proposal, including elements not addressed by company procedures, excludable in its entirety when code of vendor conduct and monitoring procedures already in place).

Where companies have already implemented codes of conduct addressing the subject matter of a proposal, the Staff has found that the company has substantially complied with the proposal. *See, e.g., The Talbots, Inc.* (avail. Apr. 5, 2002) (proposal for code of conduct based on international human rights standards omitted where the company already maintained codes of conduct and compliance programs addressing the issue); *Kmart Corp.* (avail. Feb. 23, 2000) (proposal for vendor code of conduct excludable where vendor code already in place).

GE has already developed a comprehensive code of conduct, which is presented in summary form in a document entitled *The Spirit & The Letter*, available at http://www.ge.com/files/usa/citizenship/compliance/spirit/english.pdf (hereinafter, *Spirit & Letter*). Additional information is also available on the corporate website at http://www.ge.com. Particularly instructive is the GE Global Reporting Initiative ("GRI") Index, which compares applicable GRI Sustainability Reporting Guidelines with GE Policies. GRI Index, http://www.ge.com/en/citizenship/gri/index.htm. These documents evince GE's actions to address each item identified in the supporting statement, other than items that relate to the ordinary business of GE (bullets 2, 3 and 6, as discussed above) or that are so vague as to be unintelligible (bullets 6, 7 and 8, as discussed below). Specifically, GE (in the ordinary course of its business) has established policies that address the matters described in points 1, 2, 4, 5 and 6 of the supporting statement. Moreover, these GE policies are not limited to GE's military contracting activities, but apply equally to all GE operations, including military contracting. When compared with the resolution and the supporting statement read together as a whole, it is evident that GE has substantially implemented the Proposal.

Bullet 1 of the supporting statement instructs GE to examine its business practices to ensure that "human rights and fair labor standards are upheld." GE is committed to compliance with all applicable labor and employment laws, and goes "[b]eyond legal compliance . . . to create an environment considerate of all employees wherever GE business is being conducted." *Spirit & Letter*, at 38. *See also* Human Rights, http://www.ge.com/en/citizenship/hrights/index.htm. As indicated in the Human Rights website, GE has incorporated the ILO's Declaration of Fundamental Principles and Rights at Work into its Fair Employment Policy, and has trained 218,000 GE employees thereon. GE's Environment, Health & Safety ("EHS") Policy also sets forth a world-wide policy of achieving 100% compliance with GE standards for safe working places, particularly in Latin America and Asia. *See* Environment, Health & Safety, http://www.ge.com/en/citizenship/ehs/index.htm. GE's suppliers are held to the same or similar standards. *See* Suppliers, http://www.ge.com/en/citizenship/suppliers/index.htm.

Bullet 2 of the supporting statement instructs GE to consider the "effects of contract execution on a sustainable environment." GE through its ecomagination initiative is committed to meet customers' demand for more energy-efficient, lower emitting products. GE is a worldwide leader in wind and solar power development, energy-efficient lighting, efficient propulsion systems for transportation and water purification and desalinization technology. GE's ecomagination commitments include reducing its greenhouse gas emissions by 1% from 2004 through 2012. *See* May 17, 2006 Press Release, http://home.businesswire.com/portal/site/ge/index.jsp?ndmViewId=news_view&ndmConfigId=1002373&newsId=20060517005223&newsLang=en&ndmConfigId=1002373&vnsId=681. GE has an extensive global environment, health and safety ("EHS") management system which includes programs to minimize the use and release of hazardous materials. The Company annually reports on the results from its EHS activities and its efforts have been recognized in its inclusion in the Dow Jones Sustainability Index. *See* Environment, Health & Safety, http://www.ge.com/en/citizenship/ehs/index.htm. In sum, GE is striving to position itself as a company that can both be a responsible steward of the environment and provide returns to its shareowners and thus is in substantial compliance with bullet 2.

Bullets 4 and 6 (regarding respect for culture of communities and studies of impacts of military production on economies, environments and societies, respectively) can be addressed together, as GE has substantially complied with the content of these bullets through its Emerging Markets Policy and its Communities Policy. GE's Emerging Markets Policy specifically recognizes the challenges of doing business in emerging markets and adopts a "company to country" approach for doing business. This approach seeks "to optimize growth for the Company as it builds in these markets—while simultaneously contributing positively to them by providing essential infrastructure and supporting education, investment in job creation, healthcare and other essential needs. As a global company, these markets are not only where GE will derive future growth—they are the environments in which Company employees work and live." Emerging Markets, http://www.ge.com/en/citizenship/spotlight/emerge/emerging.htm. GE's Communities Policy also focuses GE on positively impacting the communities in which GE's employees work, and to "mak[e] sure that its impact transcends the bottom line." Communities, http://www.ge.com/en/citizenship/community/index.htm.

Bullet 5 instructs GE to consider the "guidelines derived after critical study of political and civil stability of countries . . . before sale of weapons, weapons parts, and dual-use technology." GE is already in substantial compliance with this directive, given that its policy is to comply with the export restrictions established by the Bureau of Industry and Security of the U.S. Department of Commerce, the Directorate of Defense Trade Controls of the U.S. Department of State, and all other applicable export regulations promulgated by the 15 other government agencies responsible for supervising exports. GE's policies provide that no transactions can be consummated until all applicable screening procedures have been completed and approvals have been received. *See Spirit & Letter*, at 44. The federal government has an active and increasing role in ensuring that U.S. corporations do business with only those entities that will not use "weapons, weapons parts, and dual-use technology" in a destabilizing and dangerous manner. Indeed, GE does not manufacture any weapons or weapons systems. Therefore, GE has substantially implemented the requests in bullet 5.

Because GE's policies specifically address each of the points raised by the Proposal (other than, and including, items that relate to GE's ordinary business (bullets 2, 3 and 6) or that are so vague as to be unintelligible (bullets 6, 7, and 8)), the entire Proposal is excludable as having been substantially implemented by GE. Should the Staff not concur that the Proposal is excludable on this or one of the other bases addressed in this letter, however, we respectfully ask that the bullets specifically addressed above be struck under Rule 14a-8(i)(10) as having been mooted by GE's substantial compliance therewith.

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Vague.

Rule 14a-8(i)(3) permits a company to omit a proposal or supporting statement from its proxy statement if it would violate any of the Commission's proxy rules, including Rule 14a-9 under the Exchange Act. Rule 14a-9, in turn, prohibits statements that are false or misleading with respect to a material fact. The Staff has interpreted this standard as permitting the exclusion of a proposal or supporting statement that is vague, indefinite, or incomprehensible. *See, e.g., Revlon, Inc.*, (avail. Mar. 13, 2001). Specifically, the Staff has stated that "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate" where, *inter alia*, "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with *any reasonable certainty exactly what actions or measures the proposal requires* — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result." Staff Legal Bulletin No. 14B (Sept. 15, 2004) (emphasis added). The rationale for this position is that the shareowner's directions to the company should be sufficiently specific such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] [would not] be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

Similarly, under Rule 14a-8(i)(6), a company may omit a proposal that is beyond its power to implement. A company lacks power to implement a proposal when it is so "vague and indefinite that [the company] would be unable to determine what action should be taken." *International Business Machines Co.* (avail. Jan. 14, 1992). GE respectfully submits that, for the reasons set forth below, the Proposal is so permeated with vague or ambiguous statements that it would be impossible to determine with any reasonable certainty what actions or measures the proposal requires, and therefore GE should be permitted to exclude it.

First, the resolution portion of the Proposal is vague, as it is impossible to determine with reasonable certainty which portion of GE's operations would be subject to the Proponents' desired ethical criteria. The resolution would apply to "military production-related contract bids, awards, and contract execution." "Production-related" is vague as it does not specify whether the Proposal is limited to prime contracts with the Department of Defense and associated entities, prime contracts with the government where GE's product could be put to military use, subcontracts for other defense contractors, or even subcontracts for other prime contractors who manufacture a product that might be put to military use.

Second, as described below the supporting statement of the Proposal is vague, as many of the terms that the Proposal directs the Board to consider are undefined within the Proposal itself, and no other standard definition is available to aid the shareowners in determining on what they are voting or the Board in determining what it must consider if the Proposal is approved.

Bullet 6 is unclear on its face. It directs GE to make a comprehensive examination of the effect of both military production and use of military products "on peoples' economies, environments, and societies." Such a wide-ranging directive might include, for example, a comprehensive examination of the military-industrial complex of each country in which GE has a factory; studies of both the direct and the indirect economic effects of increased employment in the cities in which GE operates factories; the potential impact of such economic effects on the cycle of conflicts themselves; or the extent to which industrialization or globalization as a whole, as enhanced by GE's operations, drives cultural changes within impacted populations. These are questions that academics, writers, and policymakers have been asking for generations, and to which no answers have yet been found. The Proponents make no effort to provide GE with a description of how it should address these questions, and the Board is therefore left without any direction whatsoever regarding how to proceed.

Bullet 7 is a request for disclosure of GE's arrangements with "local security forces." Yet the resolution concerns a Board review of and amendment to GE's code of conduct and statement of ethical criteria/standards for the bidding/contract process. Bullet 7 is thus ambiguous on two fronts: first, it does not define "local security forces"; second, a request for disclosure does not fit with the overall thrust of the proposal – criteria and standards for the bidding and contracting procedure – and as a result it is unclear how the Proponent would have the GE Board implement the Proposal. The Board should not have to guess at what the Proposal would require; the Proposal must explain to the Board with "reasonable certainty" what the Board is to do. Bullet 7 does not do this and is therefore overly vague.

Bullet 8 is so vague as to be nearly unintelligible. It requests that GE consider "principles of the common good" and "the integrity of creation" when engaging in military contracting processes. Although several other bullets contain language that is unclear—for example, (1) "human rights" and "fair labor standards"; (2) "sustainable environment"; (3) "alternate production plans and funding sources"; (4) "respect [for] the culture of communities"—there is at least some frame of reference for, or shared understanding of, the meanings of these terms pursuant to which the Board can take action. By contrast, "principles of the common good" and "the integrity of creation" have no such general shared understanding, making it simply impossible for the Board to effectuate this standard in any meaningful sense and impossible for shareowners to understand what is contemplated by a vote on this matter.

In sum, the resolution and the statement in support are pervaded with unclear, ambiguous, and vague statements that make it difficult, if not impossible, for GE shareowners to understand on what they are voting, or for the Board to implement the Proposal, if adopted. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(3).

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(1) Because It Is Not a Proper Subject for Action by Shareowners Under New York Law.

The Proposal may be omitted under Rule 14a-8(i)(1), which permits the exclusion of a shareowner proposal if the proposal is "not a proper subject for action by shareholders under the jurisdiction of the company's organization." The Proposal is not stated in precatory language such that it requests or recommends action. Rather, the Proposal would mandate that certain actions be taken: that GE's Board "review" and "amend and amplify" the code of conduct, and that it "report the results" to shareowners within six months of the 2007 Annual Shareowners Meeting.

GE is incorporated under New York law. Section 701 of the New York Business Corporation Law ("NYBCL") provides that "the business of a corporation shall be managed under the direction of its board of directors" subject to the specified powers in the certificate of incorporation. Consequently, because the Proposal does not allow the GE Board to exercise its judgment in managing GE, it is not a proper subject for action by shareowners under the laws of New York.

The Staff has consistently concurred with the view that a shareowner proposal that mandates or directs a company's board of directors to take certain action is inconsistent with the authority granted to a board of directors under state law and thus violates Rule 14a-8(i)(1). For example, in *International Paper Co.* (avail. Mar. 1, 2004), the Staff concurred that a shareowner proposal requiring that none of the five highest paid executives and any non-employee directors receive future stock options could be omitted from the company's proxy materials under Rule 14a-8(i)(1) as an improper subject for shareowner action under the NYBCL, if the proponent failed to provide the company with a proposal recast as a recommendation or request to the board of directors. *See also Longview Fibre Co.* (avail. Dec. 10, 2003) (a proposal requiring the board of directors to split a corporation into distinct entities was excludable under Rule 14a-8(i)(1) if the proponent did not provide the company, within seven days after receipt of the Staff's response, with a proposal recast as a recommendation or request); *Phillips Petroleum Co. (Quintas)* (avail. Mar. 13, 2002) (a proposal relating to an increase of 3% of the annual base salary of the company's chairman and other officers could be omitted from the company's proxy materials under Rule 14a-8(i)(1) as an improper subject for shareowner action under applicable state law, if the proponent did not provide the company, within seven days after receipt of the Staff's response, with a proposal recast as a recommendation or request).

As I, the undersigned, am a member in good standing admitted to practice before courts in the State of New York, this letter constitutes my opinion for purposes of satisfying Rule 14a-8(i)(1) that the Proposal is not a proper subject for action by GE's shareowners under the laws of the State of New York. Therefore, we believe that the Proposal may be omitted from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(1). In the alternative, if the Staff concludes that the Proposal is not properly excludable on this and the other bases set forth above, we respectfully request that the Staff require that the Proposal be revised as a recommendation or request and concur with our view that the Proposal may be excluded if it is not so revised within seven days of the Proponents' receipt of the Staff's response.

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if GE excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, GE agrees to promptly forward to the

Proponents' representative any response from the Staff to this no-action request that the Staff transmits by facsimile to GE only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 995-8671 or David M. Stuart, GE's Senior Counsel, at (203) 373-2243.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller

ROM/jcc
Enclosures

cc: David M. Stuart, General Electric Company
Sister Gwen Farry, BVM (for) Sisters of Charity of the Blessed Virgin Mary

100113862_12.DOC

EXHIBIT A

Sisters of Charity of the Blessed Virgin Mary BVM

Gwen M. Farry, BVM
205 W. Monroe 2-W
Chicago, IL 60606-5062

BBD

J. R. IMMELT

OCT 30 2006

RECEIVED

October 24, 2006

Jeffrey R. Immelt
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt:

I am writing to you on behalf of the Sisters of Charity of the Blessed Virgin Mary. We are the owners of General Electric stock and intend to hold the stock at least through the date of General Electric's 2007 Annual Meeting. Verification of ownership will follow.

We are filing the enclosed resolution which asks our company to review and if necessary amend and amplify the company's code of conduct and statements of ethical criteria for military production-related contract bids, awards and contract execution, and report the results of this process to shareholders within six months of the annual meeting.

I am hereby authorized to notify you of our intention to submit this shareholder proposal for inclusion in the proxy statement for consideration and action by the shareholders at the 2007 annual meeting in accordance with Rule 14-a 8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders' meeting to move the resolution. Please send any materials for the filers of the resolution to all filers and to me as the contact person. Please address any correspondence to me at the address below.

Sincerely,
Sister Gwen Farry, BVM

Sister Gwen Farry, BVM (for) Sisters of Charity of the Blessed Virgin Mary (BVM)
205 W. Monroe, Suite 500
Chicago, IL 60606-5062
Email: farry@claret.org
Fax: 312-641-1250
Phone: 312-641-5151

Ethical Criteria for Military Contracts
General Electric Company

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statement of ethical criteria for military production-related contract bids, awards and contract execution and report the results of this process to shareholders within six months of the annual meeting.

SUPPORTING STATEMENT

General Electric, like other global corporations, faces increasingly complex ethical challenges as the international, social, cultural, economic and political context within which it operates changes. We believe decisions to produce and sell weapons may have grave consequences for the lives and freedom of peoples worldwide when the company has not considered its responsibility for its decisions. Thus, we suggest our company's responsibilities include analyzing the effects of its business decisions as they impact employees, communities, nations and a sustainable environmental future.

Because General Electric ranked the 12th largest Department of Defense contractor in FY2005 with $2.5 billion in contracts,* we believe our company must evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies. Such practices are consistent with those of the U.S. Armed Forces, which, for example, regularly utilize military lawyers and other experts to evaluate the prospective use of particular strategies and weapons according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:

- ethical business practices such that human rights and fair labor standards are upheld;
- consideration of the effects of contract execution on a sustainable environment. These might include long-term environmental impact studies, management of waste or toxic releases and transfers;
- strategies for stability of employment, including alternate production plans and funding sources;
- directives which respect the culture of communities in which factories are located;
- guidelines derived after critical study of political and civil stability of countries, regional warfare such as in the Middle East and before sale of weapons, weapons parts and dual-use technology;
- studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with procedures for remediation, should they be required;
- disclosure of the nature of arrangements with any local security forces; and
- processes that ensure that the principles of the common good and the integrity of creation are respected when making decisions about bidding on contracts.

We believe that careful, values-based review of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.

*(100 Companies Receiving the Largest Dollar Volume of Prime Contract Awards - Fiscal Year 2005, *Government Executive*, 8-15-06)

Sisters of Charity BVM of the Blessed Virgin Mary

Gwen M. Farry, BVM
205 W. Monroe Suite 500
Chicago, IL 60606-5062

BBD

J. R. IMMELT

OCT 30 2006

RECEIVED
OCT 31 2006
[illegible]

October 27, 2006

Jeffrey R. Immelt
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt:

Enclosed is the statement of verification of ownership of General Electric stock. I mailed a copy of our resolution with the filing letter on Tuesday, October 24th. Thank you for your consideration.

Sincerely,

Sister Gwen Farry, BVM

Sister Gwen Farry, BVM (for) Sisters of Charity of the Blessed Virgin Mary (BVM)
205 W. Monroe, Suite 500
Chicago, IL 60606-5062
Email: farry@claret.org
Fax: 312-641-1250
Phone: 312-641-5151

DB&T DUBUQUE BANK & TRUST
MEMBER HEARTLAND FINANCIAL USA, INC.
1398 CENTRAL • P.O. BOX 747 • DUBUQUE, IA 52004-0747
PHONE (563) 589-2133 • TOLL FREE (866) 397-2133 • FAX (563) 589-2030
www.dubuquebank.com

October 23, 2006

Gwen M. Farry, BVM
8th Day Center
205 W. Monroe
Chicago, IL 60606

Re: Sisters of Charity, BVM – Shareholder Activism
[redacted]

Dear Sister Gwen:

We hereby certify that the Sisters of Charity, BVM are the owners of at least 100 shares of General Electric common stock held for at least one year prior to this date. The Sisters will retain this stock until at least after the shareholders' meeting.

Sincerely,

Rita McCarthy, CTFA
Vice President & Trust Officer

RAM/jmr

cc: Margaret Mary Cosgrove, BVM

Ketron, Jennifer L.

From: Stuart, David M (GE, Corporate) [david.m.stuart@ge.com]
Sent: Tuesday, November 14, 2006 6:10 PM
To: farry@claret.org
Subject: Shareowner Proposals

Attachments: GwenFarryCo-Filers.pdf

GwenFarryCo-Filers .pdf (578 KB...

Sister Farry:

Attached please find letter addressing procedural deficiencies with respect to shareholder proposals submitted to the General Electric Company for which you were identified as the contact.

Would you please confirm receipt of these letters by replying to this e-mail? Thank you.

Sincerely yours,

David Stuart

<<GwenFarryCo-Filers.pdf>>

David M. Stuart
Senior Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2243
F 203 373 2523
david.m.stuart@ge.com

November 14, 2006

By e-mail (farry@claret.org) and FedEx

Sisters of Charity of the Blessed Virgin Mary
C/o Gwen M. Farry, BVM
205 W. Monroe, Suite 500
Chicago, IL 60606-5062

Re: Shareowner Proposal

Dear Sisters of Charity of the Blessed Virgin Mary:

We received your shareowner proposal entitled "Ethical Criteria for Military Contracts".

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date the shareholder submitted the proposal. We are sending you this letter to notify you that the letter you sent from Dubuque Bank & Trust does not satisfy this requirement because it is dated prior to the submission of your proposal.

You must satisfy this requirement. Under Securities and Exchange Commission interpretations, sufficient proof of ownership may be in the form of:

- A written statement from the "record" holder of your shares (usually your broker or a bank) verifying that, at the time you submitted this proposal, you continuously held the shares for at least one year; or

- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and your written statement that you continuously held the required number of shares for the one-year period.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on November 14, 2006, by e-mail and FedEx.

Thank you.

Sincerely yours,

David M. Stuart

Enclosure

-----Original Message-----
From: Stuart, David M (GE, Corporate) [mailto:david.m.stuart@ge.com]
Sent: Wednesday, November 15, 2006 12:13 PM
To: Gwen Farry
Subject: RE: Shareowner Proposals

Sister Farry:

Thank you for the confirmation.

All shareowner verifications should be sufficient to prove ownership as of the date of the proposal and that the proponent has owned the requisite shares continuously for at least one year prior to making the proposal. For each of the proposals listing you as the contact, we will need to obtain such proof of ownership within 14 days.

I will be sending you additional letters for other proponents today.

Feel free to call me if I haven't adequately answered your question.

Dave

-----Original Message-----
From: Gwen Farry [mailto:farry@claret.org]
Sent: Wednesday, November 15, 2006 11:57 AM
To: Stuart, David M (GE, Corporate)
Subject: Re: Shareowner Proposals

Mr. Stuart:
I have received these letters. I will request another letter of proof of ownership. Our filing letter is dated October 24, 2006. The letter of verification is dated October 23, 2006. Please let me know when the new letter should be dated and if I need to refile using that date.
Thank you.
Sincerely,
Sister Gwen Farry, BVM

On Nov 14, 2006 05:09 PM, "Stuart, David M (GE, Corporate)" <david.m.stuart@ge.com> wrote:

> Sister Farry:
>
> Attached please find letter addressing procedural deficiencies with
> respect to shareholder proposals submitted to the General Electric
> Company for which you were identified as the contact.
>
> Would you please confirm receipt of these letters by replying to this
> e-mail? Thank you.
>
> Sincerely yours,
>
> David Stuart
>
> <<GwenFarryCo-Filers.pdf>>

DB&T DUBUQUE BANK & TRUST
MEMBER HEARTLAND FINANCIAL USA, INC.

1398 CENTRAL • P.O. BOX 747 • DUBUQUE, IA 52004-0747
PHONE (563) 589-2133 • TOLL FREE (866) 397-2133 • FAX (563) 589-2030
www.dubuquebank.com

November 15, 2006

Gwen M. Farry, BVM
8th Day Center
205 W. Monroe
Chicago, IL 60606

Re: Sisters of Charity, BVM – Shareholder Activism
[redacted]

Dear Sister Gwen:

We hereby certify that the Sisters of Charity, BVM are the owners of at least 100 shares of General Electric common stock held for at least one year prior to October 24, 2006. The Sisters will retain this stock until at least after the shareholders' meeting.

Sincerely,

Rita McCarthy, CTFA
Vice President & Trust Officer

RAM/jmr

cc: Margaret Mary Cosgrove, BVM

Wealth Management Group
Unique Needs. Specific Solutions.

J. R. IMMELT

OCT 30 2006

Dominican Sisters of Hope

BBD

October 27, 2006

RECE...

...

... 3pm

Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

On behalf of the Dominican Sisters of Hope, I am authorized to notify you of our intention to present the attached proposal asking the Board of Directors to review and if necessary amend and amplify our Company's code of conduct and statement of ethical criteria for military production-related contracts and to report the results to shareholders, for consideration and action by the shareholders at the next annual meeting. I hereby submit it for inclusion in the 2007 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Our intention is to cosponsor this resolution with the Sisters of Charity, BVM and other religious institutional investors. The contact person for this resolution is Sister Gwen Farry.

For many years, the Dominican Sisters of Hope have addressed issues related to weapons production. We believe that the unrelenting fighting in the Middle East and so many other countries around the world is perpetuated by huge numbers of available weapons and the ease with which they may be acquired. We hope that raising the ethical issues with you will encourage accountability, transparency and responsibility for production and sales.

The Dominican Sisters of Hope is the beneficial owner of 75 shares of General Electric stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt 10E
NY NY 10009
212 674 2542 (phone and fax)
heinonenv@jno.com

Ethical Criteria for Military Contracts
General Electric Company

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statement of ethical criteria for military production-related contract bids, awards and contract execution and report the results of this process to shareholders within six months of the annual meeting.

SUPPORTING STATEMENT

General Electric, like other global corporations, faces increasingly complex ethical challenges as the international, social, cultural, economic and political context within which it operates changes. We believe decisions to produce and sell weapons may have grave consequences for the lives and freedom of peoples worldwide when the company has not considered its responsibility for its decisions. Thus, we suggest our company's responsibilities include analyzing the effects of its business decisions as they impact employees, communities, nations and a sustainable environmental future.

Because General Electric ranked the 12th largest Department of Defense contractor in FY2005 with $2.5 billion in contracts,* we believe our company must evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies. Such practices are consistent with those of the U.S. Armed Forces, which, for example, regularly utilize military lawyers and other experts to evaluate the prospective use of particular strategies and weapons according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:

- ethical business practices such that human rights and fair labor standards are upheld;
- consideration of the effects of contract execution on a sustainable environment. These might include long-term environmental impact studies, management of waste or toxic releases and transfers;
- strategies for stability of employment, including alternate production plans and funding sources;
- directives which respect the culture of communities in which factories are located;
- guidelines derived after critical study of political and civil stability of countries, regional warfare such as in the Middle East and before sale of weapons, weapons parts and dual-use technology;
- studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with procedures for remediation, should they be required;
- disclosure of the nature of arrangements with any local security forces; and
- processes that ensure that the principles of the common good and the integrity of creation are respected when making decisions about bidding on contracts.

We believe that careful, values-based review of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.

*(100 Companies Receiving the Largest Dollar Volume of Prime Contract Awards - Fiscal Year 2005, *Government Executive*, 8-15-06)

David M. Stuart
Senior Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2243
F 203 373 2523
david.m.stuart@ge.com

November 10, 2006

By FEDEX
Sr. Gwen Farry
Dominican Sisters of Hope
C/o Valerie Heinonen, o.s.u.
205 Avenue C, Apt. 10E
New York, NY 10009

Re: Shareowner Proposal

Dear Sr. Farry:

We received the shareowner proposal from the Dominican Sisters of Hope entitled "Ethical Criteria for Military Contracts".

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date the shareholder submitted the proposal. We are sending you this letter to notify you that we have not received your required proof of ownership.

You must satisfy this requirement. Under Securities and Exchange Commission interpretations, sufficient proof of ownership may be in the form of:

- A written statement from the "record" holder of your shares (usually your broker or a bank) verifying that, at the time you submitted this proposal, you continuously held the shares for at least one year; or

- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and your written statement that you continuously held the required number of shares for the one-year period.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on November 10, 2006, by Federal Express.

Thank you.

Sincerely yours,

David M. Stuart

Enclosure

Shareholder Proposals - Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

J. R. IMMELT

NOV 27 2006

Dominican Sisters of Hope

BBD

November 23, 2006

Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

On behalf of the Dominican Sisters of Hope, I withdraw the shareholder resolution asking General Electric to review and report on its ethical criteria for military contracts. Unfortunately, the stock was sold without checking with me.

Yours truly,

Valerie Heinonen, osu

Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt 10E
NY NY 10009
212 674 2542 (phone and fax)

Office of Global Justice & Peace
13105 Watertown Plank Road
Elm Grove, WI. 53122-2291
Phone: (262) 782-9850 ext. 723 Fax: (262) 207-0051
www.ssnd-milw.org

J. R. IMMELT

NOV 0 2 2006

November 1, 2006

Mr. Jeffrey R. Immelt
Chairman & Chief Executive Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt:

I am writing you on behalf of the Milwaukee Province of the School Sisters of Notre Dame, an international religious congregation committed to promoting education, human rights and sustainable living in all aspects of ministry and life. Globally there are over 4,000 School Sisters of Notre Dame in some 30 countries across 5 continents. The Milwaukee Province of the School Sisters of Notre Dame includes over 400 sisters who live and work primarily in Wisconsin and surrounding states.

The School Sisters of Notre Dame - Milwaukee Province are the owners of 300 shares of General Electric Company stock and have continuously held shares in GE since November 9, 1987. Verification of ownership of the shares is attached. We intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file the enclosed resolution being submitted by Sisters of Charity of the Blessed Virgin Mary for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accord with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We look forward to discussion on this matter and hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Timothy P. Dewane, Director
Office of Global Justice & Peace

Cc: S. Gwen Farry
ICCR

Ethical Criteria for Military Contracts
General Electric Company

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statement of ethical criteria for military production-related contract bids, awards and contract execution and report the results of this process to shareholders within six months of the annual meeting.

SUPPORTING STATEMENT

General Electric, like other global corporations, faces increasingly complex ethical challenges as the international, social, cultural, economic and political context within which it operates changes. We believe decisions to produce and sell weapons may have grave consequences for the lives and freedom of peoples worldwide when the company has not considered its responsibility for its decisions. Thus, we suggest our company's responsibilities include analyzing the effects of its business decisions as they impact employees, communities, nations and a sustainable environmental future.

Because General Electric ranked the 12th largest Department of Defense contractor in FY2005 with $2.5 billion in contracts,* we believe our company must evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies. Such practices are consistent with those of the U.S. Armed Forces, which, for example, regularly utilize military lawyers and other experts to evaluate the prospective use of particular strategies and weapons according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:

- ethical business practices such that human rights and fair labor standards are upheld;
- consideration of the effects of contract execution on a sustainable environment. These might include long-term environmental impact studies, management of waste or toxic releases and transfers;
- strategies for stability of employment, including alternate production plans and funding sources;
- directives which respect the culture of communities in which factories are located;
- guidelines derived after critical study of political and civil stability of countries, regional warfare such as in the Middle East and before sale of weapons, weapons parts and dual-use technology;
- studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with procedures for remediation, should they be required;
- disclosure of the nature of arrangements with any local security forces; and
- processes that ensure that the principles of the common good and the integrity of creation are respected when making decisions about bidding on contracts.

We believe that careful, values-based review of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.

*(100 Companies Receiving the Largest Dollar Volume of Prime Contract Awards - Fiscal Year 2005, *Government Executive*, 8-15-06)

JPMorgan

October 30, 2006

Sister Janet Senderak, SSND
School Sisters of Notre Dame
13105 Watertown Plank Road
Elm Grove, WI 53122-2291

RE: Corporate Responsibility

Dear Sister Janet,

This letter is written as a statement that JPMorgan Chase Bank, N.A. is acting in the capacity of investment advisor and a recordholder of General Electric Co. for the School Sisters of Notre Dame headquartered in Elm Grove, Wisconsin. The shares are held at Depository Trust Company under nominee name Cede & Co.

As of this date, the School Sisters of Notre Dame have an investment position in General Electric Co. of 300 shares and have continuously held shares of General Electric Co. since November 9, 1987 with a market value in excess of $2,000..

If there are any questions concerning this ownership, please feel free to contact me at 414-977-2040.

Very truly yours,

Robert L. Hanley

Robert L. Hanley
Fiduciary Executive

David M. Stuart
Senior Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2243
F 203 373 2523
david.m.stuart@ge.com

November 14, 2006

By Fax (262-207-0051) and FedEx

The School Sisters of Notre Dame – Milwaukee Province
C/o Timothy P. Dewane
Director
Office of Global Justice & Peace
13105 Watertown Plank Rd.
Elm Grove, WI 53122-2291

Re: Shareowner Proposal

Dear School Sisters of Notre Dame – Milwaukee Province:

We received your shareowner proposal entitled "Ethical Criteria for Military Contracts".

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date the shareholder submitted the proposal. We are sending you this letter to notify you that the letter you sent from JPMorgan Chase Bank, N.A. does not satisfy this requirement because it is dated prior to the submission of your proposal.

You must satisfy this requirement. Under Securities and Exchange Commission interpretations, sufficient proof of ownership may be in the form of:

- A written statement from the "record" holder of your shares (usually your broker or a bank) verifying that, at the time you submitted this proposal, you continuously held the shares for at least one year; or

- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and your written statement that you continuously held the required number of shares for the one-year period.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on November 14, 2006, by e-fax and FedEx.

Thank you.

Sincerely yours,

David M. Stuart

Enclosure

Shareholder Proposals - Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Office of Global Justice & Peace
13105 Watertown Plank Road
Elm Grove, WI. 53122-2291
Phone: (262) 782-9850 ext. 723 Fax: (262) 207-0051
www.ssnd-milw.org

To:	David M. Stuart	**Company:**	GE
Fax Number:	203-373-2523	**Date:**	November 22, 2006
From:	Tim Dewane	**No. of Pages:**	2
Subject:	Shareholder Proposal - Verification	**(Includes cover)**	

Comments:

RE: Co-filing of the Ethical Criteria for Military Contracts Shareholder Proposal (Sisters of Charity of the Blessed Virgin Mary)

In response to your November 14, 2006 communication, we submit to you the following letter from JP Morgan verifying our holdings of GE stock in compliance with Rule 14a-8(b) of the Securities Exchange Act of 1934.

Given we have responded fully to your request for information within 14 days it is our understanding that the shareholder filing is complete.

If you have any further questions please let me know.

JPMorgan

November 1, 2006

Sister Janet Senderak, SSND
School Sisters of Notre Dame
13105 Watertown Plank Road
Elm Grove, WI 53122-2291

RE: Corporate Responsibility

Dear Sister Janet:

This letter is written as a statement that JPMorgan Chase Bank, N.A. is acting in the capacity of investment advisor and a recordholder of General Electric Co. for the School Sisters of Notre Dame headquartered in Elm Grove, Wisconsin. The shares are held at Depository Trust Company under nominee name Cede & Co.

As of this date, the School Sisters of Notre Dame have an investment position in General Electric Co. of 300 shares and have continuously held shares of General Electric Co. since November 9, 1987 with a market value in excess of $2,000.

If there are any questions concerning this ownership, please feel free to contact me at 414-977-2040.

Very truly yours,

Robert L. Hanley

Robert L. Hanley
Fiduciary Executive

RLH:pl

Society of St. Ursula

50 Linwood Road Rhinebeck, NY 12572-2504 Tel. 845-876-2341 Fax 845-876-0328

BBP

J. R. IMMELT

OCT 30 2006

October 26, 2006

Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt,

The Sisters of Saint Ursula are the beneficial owners of 600 shares of General Electric common stock. As investors, we are increasingly concerned about the Code of Conduct and Ethical Criteria for military production-related contract bids, awards and contract execution.

Our Company, like other global corporations, faces increasingly complex ethical questions and challenges as the international, social, cultural, economic and political context within which it operates changes.

Therefore, we are submitting the enclosed shareholder resolution for inclusion in the 2007 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Sisters of Saint Ursula are the beneficial owners, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares. We will continue to be an investor through the stockholder meeting. Proof of ownership is included with this mailing. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We are filing this resolution as a co-filer. The primary filer of the resolution is The Sisters of Charity of the BVM in Chicago, Illinois with Sr. Gwen Farry as the contact person.

Sincerely,

Kathleen A. Donnelly, SU

Kathleen A. Donnelly, SU
Social Justice Coordinator (Ext. 305)

cc: Patricia Daly, OP, TriState Coalition for Responsible Investment
40 South Fullerton Ave, Montclair NJ 07042

Ethical Criteria for Military Contracts
General Electric Company

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statement of ethical criteria for military production-related contract bids, awards and contract execution and report the results of this process to shareholders within six months of the annual meeting.

SUPPORTING STATEMENT

General Electric, like other global corporations, faces increasingly complex ethical challenges as the international, social, cultural, economic and political context within which it operates changes. We believe decisions to produce and sell weapons may have grave consequences for the lives and freedom of peoples worldwide when the company has not considered its responsibility for its decisions. Thus, we suggest our company's responsibilities include analyzing the effects of its business decisions as they impact employees, communities, nations and a sustainable environmental future.

Because General Electric ranked the 12th largest Department of Defense contractor in FY2005 with $2.5 billion in contracts,* we believe our company must evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies. Such practices are consistent with those of the U.S. Armed Forces, which, for example, regularly utilize military lawyers and other experts to evaluate the prospective use of particular strategies and weapons according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:

- ethical business practices such that human rights and fair labor standards are upheld;
- consideration of the effects of contract execution on a sustainable environment. These might include long-term environmental impact studies, management of waste or toxic releases and transfers;
- strategies for stability of employment, including alternate production plans and funding sources;
- directives which respect the culture of communities in which factories are located;
- guidelines derived after critical study of political and civil stability of countries, regional warfare such as in the Middle East and before sale of weapons, weapons parts and dual-use technology;
- studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with procedures for remediation, should they be required;
- disclosure of the nature of arrangements with any local security forces; and
- processes that ensure that the principles of the common good and the integrity of creation are respected when making decisions about bidding on contracts.

We believe that careful, values-based review of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.

*(100 Companies Receiving the Largest Dollar Volume of Prime Contract Awards - Fiscal Year 2005, *Government Executive*, 8-15-06)

Merrill Lynch

The Mahon Group

John C. Mahon
First Vice President - Investments
PIA Program Portfolio Manager

Brendan M. Reidy, CFM
Financial Advisor

Amy Berg
Senior Associate

Global Private Client Group

301 Tresser Boulevard
Stamford, Connecticut 06901
(800) 234-6381 Toll Free
(203) 357-8025 Fax

October 19, 2006

To Whom It May Concern:

As per the request of the Sisters of St. Ursula, please be informed that the Sisters of St. Ursula are beneficial owners of 600 shares of General Electric common stock. These shares have been consistently held for more than one year. The Sisters of St. Ursula will be shareholders at least until the next annual meeting.

Sincerely,

John C. Mahon
First Vice President-Investments
PIA Program Portfolio Manager
JCM:ajb

David M. Stuart
Senior Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2243
F 203 373 2523
david.m.stuart@ge.com

November 14, 2006

By fax (845-876-2341) and FedEx

Sisters of St. Ursula
C/o Kathleen A. Donnelly, SU
Social Justice Coordinator
50 Linwood Rd.
Rhinebeck, NY 12572-2504

Re: Shareowner Proposal

Dear Sisters of St. Ursula:

We received your shareowner proposal entitled "Ethical Criteria for Military Contracts".

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date the shareholder submitted the proposal. We are sending you this letter to notify you that the letter you sent from Merrill Lynch does not satisfy this requirement because it is dated prior to the submission of your proposal.

You must satisfy this requirement. Under Securities and Exchange Commission interpretations, sufficient proof of ownership may be in the form of:

- A written statement from the "record" holder of your shares (usually your broker or a bank) verifying that, at the time you submitted this proposal, you continuously held the shares for at least one year; or

- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and your written statement that you continuously held the required number of shares for the one-year period.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on November 14, 2006, by e-mail and FedEx.

Thank you.

Sincerely yours,

David M. Stuart

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Society of St. Ursula
50 Linwood Road
Rhinebeck, NY 12572
(845) 876-4178 (phone)
(845) 876-1920 (fax)

Date: 21 November 2006
To: David M Stuart, Senior Counsel
General Electric Company
From: Sr. Kathleen A Donnelly, SU
Re: Shareholder Proposal

Please find a letter from Merrill Lynch dated Nov. 17, 2006 verifying that the Sisters of St. Ursula are the beneficial owners of 600 shares of General Electric stock.

I trust that this satisfies the SEC regulations.

I am sending this letter to you by fax and by USPS dated Nov. 21, 2006.

Thank you.

Merrill Lynch

The Mahon Group

John C. Mahon
First Vice President - Investments
PIA Program Portfolio Manager

Brendan M. Reidy, CFM
Financial Advisor

Amy Berg
Senior Associate

Global Private Client Group

301 Tresser Boulevard
Stamford, Connecticut 06901
(800) 234-6381 Toll Free
(203) 357-8025 Fax

November 17, 2006

To Whom It May Concern:

As per the request of the Sisters of St. Ursula, please be informed that the Sisters of St. Ursula are beneficial owners of 600 shares of General Electric common stock. These shares have been consistently held for more than one year. The Sisters of St. Ursula will be shareholders at least until the next annual meeting.

Sincerely,

John C. Mahon
First Vice President-Investments
PIA Program Portfolio Manager
JCM:ajb

Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

Regional Community of St. Louis

Mercy CRI Committee for Responsible Investment

2039 North Geyer Road
St. Louis, MO 63131-3399
314-966-4313
Fax 314-966-2298

J. R. IMMELT

NOV 0 3 2006

October 27, 2006

Mr. Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT, 06828-0001

Dear Mr. Immelt:

The Sisters of Mercy are very concerned about the ethical criteria for military contracts. We are therefore filing the enclosed resolution.

The Sisters of Mercy are beneficial owners of 100 shares of General Electric Common stock since 1987. Verification of ownership is enclosed. We intend to retain at least 100 shares of General Electric through the date of the 2006 annual meeting.

I am hereby authorized to notify you of our intention to jointly file this shareholder proposal with the Sisters of Charity of the Blessed Virgin Mary. I trust that it will be considered for action by the shareholders at the 2007 annual meeting. I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

Please note that if you wish to discuss this proposal, please contact Gwen Farry, BVM whom we are designating as our contact person on this issue. Her address is c/o 8th Day Center for Justice, 205 West Monroe Street, #2W, Chicago, IL 60606. Her email is farry@claret.org. Her phone numbers are 312-641-5151, fax 312-641-1250

If you should for any reason desire to oppose this please be kind enough to include it in the corporation's proxy material and the filed statement as required by aforesaid mentioned rules and regulations.

Please contact me at the above address if you require additional information.

Sincerely,

Sr. Katherine Marie Glosenger, RSM

Sister Katherine Marie Glosenger, RSM
Treasurer.

SKMG/jr
Enclosure

cc: Julie Wokaty, ICCR
Susan Jordan, SSND
Gwen Farry, BVM
Gary Brouse, ICCR

Ethical Criteria for Military Contracts

General Electric Company

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statement of ethical criteria for military production-related contract bids, awards and contract execution and report the results of this process to shareholders within six months of the annual meeting.

SUPPORTING STATEMENT

General Electric, like other global corporations, faces increasingly complex ethical challenges as the international, social, cultural, economic and political context within which it operates changes. We believe decisions to produce and sell weapons may have grave consequences for the lives and freedom of peoples worldwide when the company has not considered its responsibility for its decisions. Thus, we suggest our company's responsibilities include analyzing the effects of its business decisions as they impact employees, communities, nations and a sustainable environmental future.

Because General Electric ranked the 12th largest Department of Defense contractor in FY2005 with $2.5 billion in contracts,* we believe our company must evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies. Such practices are consistent with those of the U.S. Armed Forces, which, for example, regularly utilize military lawyers and other experts to evaluate the prospective use of particular strategies and weapons according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:

- ethical business practices such that human rights and fair labor standards are upheld;
- consideration of the effects of contract execution on a sustainable environment. These might include long-term environmental impact studies, management of waste or toxic releases and transfers;
- strategies for stability of employment, including alternate production plans and funding sources;
- directives which respect the culture of communities in which factories are located;
- guidelines derived after critical study of political and civil stability of countries, regional warfare such as in the Middle East and before sale of weapons, weapons parts and dual-use technology;
- studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with procedures for remediation, should they be required;
- disclosure of the nature of arrangements with any local security forces; and
- processes that ensure that the principles of the common good and the integrity of creation are respected when making decisions about bidding on contracts.

We believe that careful, values-based review of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.

*(100 Companies Receiving the Largest Dollar Volume of Prime Contract Awards - Fiscal Year 2005, *Government Executive*, 8-15-06)

J.A. GLYNN
TRUSTED SINCE 1945
JAG ADVISORS

Securities Dealer
Registered Investment Advisor

J. A. Glynn & Co. Member NASD/SIPC

Daniel J. Ferry, Jr.
Chairman & CEO

October 27, 2006

Sisters of Mercy of the
St. Louis Regional Community, Inc.
Sr. Katherine Marie Glosenger, RSM
Treasurer
2039 N. Geyer Road
St. Louis, MO 63131

RE: Ownership of General Electric Company Common Stock

Dear Sister Katherine:

Please accept this letter as documentation of the fact that the Sisters of Mercy of the St. Louis Regional Community, Inc., Missouri Not-for-Profit Corporation, owns a total of 100 shares of General Electric Company common stock. These shares were purchased in January 1987. The Sisters intend to hold this investment for a period of time, at least through the date of the next annual stockholders' meeting.

The above 100 shares are held by DTC in the Nominee Name of Cede & Co. C/O US Bank Trust Department, St. Louis, Missouri, for benefit of the Sisters of Mercy of the St. Louis Regional Community, Inc.

If General Electric Company has any questions regarding your ownership of this security, please direct any such inquiries to J.A. Glynn & Co.

Sincerely,

Daniel J. Ferry, Jr.
Chairman & CEO

mb

9841 Clayton Road • St. Louis, MO 63124 • 314-997-1277 • 800-966-4596 • fax 314-997-7307 • www.jaglynn.com • dferry@jaglynn.com

School Sisters of Notre Dame Cooperative Investment Fund
Social Responsibility Office
336 East Ripa Avenue
St. Louis, MO 63125-2800
phone and fax: 314-638-5453
e-mail: SuMaJor@aol.com

J. R. IMMELT

NOV 0 2 2006

November 1, 2006

Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

As you know, religious investors are increasingly concerned about the financial and social responsibility of the companies in which they invest. It is our conviction that economic behavior must show concern for the good of the human family.

We believe that global companies face increasingly complex ethical questions and challenges as the international, social, cultural, economic and political context within which they operate changes. Since some of these questions involve decisions about Department of Defense contracts, we believe that GE needs to have specific criteria to assist in the analysis of such decisions. Therefore, we are joining in submitting the shareholder proposal which asks that GE's Board of Directors review and if necessary amend and amplify the company's code of conduct and statement of ethical criteria for military production-related contract bids, awards and contract execution and report the results of this process to shareholders within six months of the annual meeting.

The School Sisters of Notre Dame Cooperative Investment Fund is the beneficial owner of 324 shares of General Electric stock. Verification of ownership of the shares is enclosed. The stock will be held at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to join with the Sisters of Charity of the Blessed Virgin Mary and other shareholders in submitting the attached proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the filers will attend the shareholders' meeting to introduce the proposal.

We hope the Board of Directors will agree to support and implement this shareholder proposal. In any case, we hope the company will be willing to dialogue with the filers. Sister Gwen Farry, BVM, is the contact for this proposal. She can be reached at 205 West Monroe Street, #2W, Chicago, IL 60606, or by phone at 312-641-5151.

Sincerely,

Susan Jordan, SSND

Susan Jordan, SSND
Social Responsibility Agent for the Board of Directors,
School Sisters of Notre Dame Cooperative Investment Fund

cc: Gwen Farry, BVM
ICCR

Ethical Criteria for Military Contracts
General Electric Company

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statement of ethical criteria for military production-related contract bids, awards and contract execution and report the results of this process to shareholders within six months of the annual meeting.

SUPPORTING STATEMENT

General Electric, like other global corporations, faces increasingly complex ethical challenges as the international, social, cultural, economic and political context within which it operates changes. We believe decisions to produce and sell weapons may have grave consequences for the lives and freedom of peoples worldwide when the company has not considered its responsibility for its decisions. Thus, we suggest our company's responsibilities include analyzing the effects of its business decisions as they impact employees, communities, nations and a sustainable environmental future.

Because General Electric ranked the 12th largest Department of Defense contractor in FY2005 with $2.5 billion in contracts,* we believe our company must evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies. Such practices are consistent with those of the U.S. Armed Forces, which, for example, regularly utilize military lawyers and other experts to evaluate the prospective use of particular strategies and weapons according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:

- ethical business practices such that human rights and fair labor standards are upheld;
- consideration of the effects of contract execution on a sustainable environment. These might include long-term environmental impact studies, management of waste or toxic releases and transfers;
- strategies for stability of employment, including alternate production plans and funding sources;
- directives which respect the culture of communities in which factories are located;
- guidelines derived after critical study of political and civil stability of countries, regional warfare such as in the Middle East and before sale of weapons, weapons parts and dual-use technology;
- studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with procedures for remediation, should they be required;
- disclosure of the nature of arrangements with any local security forces; and
- processes that ensure that the principles of the common good and the integrity of creation are respected when making decisions about bidding on contracts.

We believe that careful, values-based review of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.

*(100 Companies Receiving the Largest Dollar Volume of Prime Contract Awards - Fiscal Year 2005, *Government Executive*, 8-15-06)

STATE STREET.
For Everything You Invest In

David Renteria
Vice President

Institutional Investor Services
444 South Flower Street, 45th Floor
Los Angeles, California 90071

Telephone 213-362-7442
Facsimile 213-362-7330
dfrenteria@statestreet.com

October 27, 2006

Sister Susan Jordan
School Sisters of Notre Dame
Cooperative Investment Fund
336 East Ripa Avenue
St. Louis, MO 63125

Re: School Sisters of Notre Dame
Cooperative Investment Fund
Directed Investment – 11CJ

Dear Sister Susan:

This is to confirm that the following security is held in the above referenced account:

Security	Shares	Acquisition Date
General Electric Company	324	Held for at least one year

The Sisters have owned the stock continuously for over a year as of October 27, 2006, the date of submission and intend to hold this security continuously in this account at least through the date of the next annual meeting.

If you have any questions or need additional information, please call me at (213) 362-7442.

Sincerely,

David R

cc: Sister Joanna Illg

David M. Stuart
Senior Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2243
F 203 373 2523
david.m.stuart@ge.com

November 14, 2006

By e-mail (farry@claret.org) and FedEx

School Sisters of Notre Dame Cooperative Investment Fund
C/o Gwen M. Farry, BVM
205 W. Monroe, Suite 500
Chicago, IL 60606-5062

Re: Shareowner Proposal

Dear School Sisters of Notre Dame Cooperative Investment Fund:

We received your shareowner proposal entitled "Ethical Criteria for Military Contracts".

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date the shareholder submitted the proposal. We are sending you this letter to notify you that the letter you sent from State Street does not satisfy this requirement because it is dated prior to the submission of your proposal.

You must satisfy this requirement. Under Securities and Exchange Commission interpretations, sufficient proof of ownership may be in the form of:

- A written statement from the "record" holder of your shares (usually your broker or a bank) verifying that, at the time you submitted this proposal, you continuously held the shares for at least one year; or

- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and your written statement that you continuously held the required number of shares for the one-year period.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on November 14, 2006, by e-mail and FedEx.

Thank you.

Sincerely yours,

David M. Stuart

Enclosure

336 East Ripa Avenue
St. Louis, MO 63125-2800
Phone: 314-638-5453
Fax: 314-638-5453
E-mail: SuMaJor@aol.com

School Sisters of Notre Dame Cooperative Investment Fund

Fax

To:	David M. Stuart, Senior Counsel, General Electric	**From:**	Susan Jordan, SSND, Social Responsibility Agent for the Board
Fax:	203-373-2523	**Date:**	November 20, 2006
Phone:		**Pages:**	2, including this page
Re:	Proof of ownership letter at your request	**CC:**	

Mr. David M. Stuart

Dear Mr. Stuart:

Per your request, I am faxing the proof of ownership that is dated the same date as my filing letter. I will put this proof of ownership in the mail to you as well.

Sincerely,

Susan Jordan, SSND

Susan Jordan, SSND
Social Responsibility Agent for the Board of Directors,
School Sisters of Notre Dame Cooperative Investment Fund

STATE STREET.
For Everything You Invest In

David Renteria
Vice President

Institutional Investor Services
444 South Flower Street, 45th Floor
Los Angeles, California 90071

Telephone 213-362-7442
Facsimile 213-362-7330
dfrenteria@statestreet.com

November 1, 2006

Sister Susan Jordan
School Sisters of Notre Dame
Cooperative Investment Fund
336 East Ripa Avenue
St. Louis, MO 63125

Re: School Sisters of Notre Dame
Cooperative Investment Fund
Directed Investment – 11CJ

Dear Sister Susan:

This is to confirm that the following security is held in the above referenced account:

Security	Shares	Acquisition Date
General Electric Company	324	Held for at least one year

The Sisters have owned the stock continuously for over a year as of November 1, 2006, the date of submission and intend to hold this security continuously in this account at least through the date of the next annual meeting.

If you have any questions or need additional information, please call me at (213) 362-7442.

Sincerely,

Daniel [signature]

cc: Sister Joanna Illg

School Sisters of Notre Dame
St. Louis Province

320 East Ripa Avenue
St. Louis, MO 63125-2897
314-544-0455 voice
314-544-6754 fax
www.ssnd-sl.org

J. R. IMMELT

NOV 0 3 2006

October 27, 2006

Mr. Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431-0001

Dear Mr. Immelt:

I am writing to you in behalf of the School Sisters of Notre Dame of St. Louis, an international religious congregation committed to the quality of life of the human family throughout the world. We as educators are especially devoted to the welfare of women, youth and the poor.

We are concerned about decisions that our company makes and the effect of those decisions on employees, communities, nations and a sustainable environmental future. We are requesting careful, values-based reviews of the military production-related contracts our company bids on so that General Electric will be viewed as an ethical business.

The School Sisters of Notre Dame of St. Louis are the beneficial owners of 7,500 shares of General Electric common stock. We have owned this stock continuously for more than a year and intend to hold it through the annual meeting. Verification of our ownership is enclosed.

I am hereby authorized to notify you of our intention to co-file with the Sisters of Charity of the Blessed Virgin Mary the enclosed resolution for consideration and action by the stockholders at the next annual meeting in accordance with Rule 14-a 8 of the General Rules and regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders' meeting to move the resolution. The contact for this resolution is Gwen Farry, BVM, c/o 8th Day Center for Justice, 205 West Monroe Street, #2W, Chicago, IL 60606. Her phone number is 312-641-5151 and her fax number is 312-641-1250.

We hope the company will be willing to dialogue with the filers about this proposal or that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Sister Linda Jansen, SSND

Sister Linda Jansen, SSND
Provincial Treasurer

Transforming the World through Education

Ethical Criteria for Military Contracts
General Electric Company

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statement of ethical criteria for military production-related contract bids, awards and contract execution and report the results of this process to shareholders within six months of the annual meeting.

SUPPORTING STATEMENT

General Electric, like other global corporations, faces increasingly complex ethical challenges as the international, social, cultural, economic and political context within which it operates changes. We believe decisions to produce and sell weapons may have grave consequences for the lives and freedom of peoples worldwide when the company has not considered its responsibility for its decisions. Thus, we suggest our company's responsibilities include analyzing the effects of its business decisions as they impact employees, communities, nations and a sustainable environmental future.

Because General Electric ranked the 12th largest Department of Defense contractor in FY2005 with $2.5 billion in contracts,* we believe our company must evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies. Such practices are consistent with those of the U.S. Armed Forces, which, for example, regularly utilize military lawyers and other experts to evaluate the prospective use of particular strategies and weapons according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:

- ethical business practices such that human rights and fair labor standards are upheld;
- consideration of the effects of contract execution on a sustainable environment. These might include long-term environmental impact studies, management of waste or toxic releases and transfers;
- strategies for stability of employment, including alternate production plans and funding sources;
- directives which respect the culture of communities in which factories are located;
- guidelines derived after critical study of political and civil stability of countries, regional warfare such as in the Middle East and before sale of weapons, weapons parts and dual-use technology;
- studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with procedures for remediation, should they be required;
- disclosure of the nature of arrangements with any local security forces; and
- processes that ensure that the principles of the common good and the integrity of creation are respected when making decisions about bidding on contracts.

We believe that careful, values-based review of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.

*(100 Companies Receiving the Largest Dollar Volume of Prime Contract Awards - Fiscal Year 2005, *Government Executive*, 8-15-06)

The Commerce Trust Company
A division of Commerce Bank, N.A.

314-746-7453

October 27, 2006

Sister Linda Jansen, SSND
School Sisters of Notre Dame
320 East Ripa Avenue
St Louis MO 63125

Re: School Sister of Notre Dame General Accoun[redacted]

Dear Sister Linda:

Security	Shares	Acquisition Date
General Electric	7,500	Held continuously for at least one year

To the best of my knowledge, the Sisters intend to hold this security in this account at least through the date of the next annual meeting.

If you should have any questions, please call me.

Sincerely,

Lora Downey
Vice President

LJD/lj

Nuns of the Third Order of St. Dominic

Dominican Sisters
3600 Broadway
Great Bend KS 67530-3692

Phone: 620-792-1232
Fax: 620-792-1746

J. R. IMMELT

NOV 1 0 2006
(11:30 am)

November 1, 2006

Mr. Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt:

The Dominican Sisters of Great Bend, KS (Legal title: Nuns of the Third Order of St. Dominic) is a religious order of women seeking to reflect its values, principles and mission in its investment decisions. We are deeply concerned about the mass proliferation and use of military weapons, and the long-term effects this has on the lives of people throughout the world. We believe decisions to develop and to produce weapons can have grave consequences for the lives and/or freedom of people worldwide if the company has not considered its responsibility for its decisions.

The Nuns of the Third Order of St. Dominic is the beneficial owner of 100 shares of General Electric common stock. Through this letter we notify the company of our co-sponsorship of the enclosed resolution with the Sisters of Charity of the Blessed Virgin Mary, Dubuque, Iowa. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution in the company proxy statement.

Proof of ownership of common stock in the company in enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution with other concerned investors. Sister Gwen Farry, Sisters of Charity of the Blessed Virgin Mary, 205 W. Monroe, Chicago, IL, 60606, will serve as primary contact for the co-sponsors. Her phone is: 312-641-5151: her email address is: farry@claret.org. Please send any materials for the filers of the resolution to all filers and to her as the contact person

Sincerely,

Sister Judith Lindell

Sister Judith Lindell, OP
Dominican Sisters of Great Bend, KS

cc: Gwen Farry, BVM
Gary Brouse, Program Director, ICCR
Julie Wokaty, ICCR

We, the Dominican Sisters of Great Bend, are called:
To be attentive to the Lord, to proclaim the Word, and to celebrate Life.

Ethical Criteria for Military Contracts
2007 – General Electric Company

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statement of ethical criteria for military production-related contract bids, awards and contract execution and report the results of this process to shareholders within six months of the annual meeting.

Supporting Statement

General Electric, like other global corporations, faces increasingly complex ethical challenges as the international, social, cultural, economic and political context within which it operates changes. We believe decisions to produce and sell weapons may have grave consequences for the lives and freedom of peoples worldwide when the company has not considered its responsibility for its decisions. Thus, we suggest our company's responsibilities include analyzing the effects of its business decisions as they impact employees, communities, nations and a sustainable environmental future.

Because General Electric ranked the 12th largest Department of Defense contractor in FY2005 with $2.5 billion in contracts,* we believe our company must evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies. Such practices are consistent with those of the U.S. Armed Forces, which, for example, regularly utilize military lawyers and other experts to evaluate the prospective use of particular strategies and weapons according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:

- ethical business practices such that human rights and fair labor standards are upheld;
- consideration of the effects of contract execution on a sustainable environment. These might include long-term environmental impact studies, management of waste or toxic releases and transfers;
- strategies for stability of employment, including alternate production plans and funding sources;
- directives which respect the culture of communities in which factories are located;
- guidelines derived after critical study of political and civil stability of countries, regional warfare such as in the Middle East and before sale of weapons, weapons parts and dual-use technology;
- studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with procedures for remediation, should they be required;
- disclosure of the nature of arrangements with any local security forces; and
- processes that ensure that the principles of the common good and the integrity of creation are respected when making decisions about bidding on contracts.

We believe that careful, values-based review of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.

*(100 Companies Receiving the Largest Dollar Volume of Prime Contract Awards - Fiscal Year 2005, Government Executive, 8-15-06

David M. Stuart
Senior Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2243
F 203 373 2523
david.m.stuart@ge.com

November 14, 2006

By e-mail (farry@claret.org) and FedEx

Nuns of the Third Order of St. Dominic
C/o Gwen M. Farry, BVM
205 W. Monroe, Suite 500
Chicago, IL 60606-5062

Re: Shareowner Proposal

Dear Nuns of the Third Order of St. Dominic:

We received your shareowner proposal entitled "Ethical Criteria for Military Contracts" on November 10, after the November 3 deadline for submission of shareowner proposals.

In addition, Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date the shareholder submitted the proposal. We are sending you this letter to notify you that the material you sent from Edward Jones does not satisfy this requirement.

You must satisfy this requirement. Under Securities and Exchange Commission interpretations, sufficient proof of ownership may be in the form of:

- A written statement from the "record" holder of your shares (usually your broker or a bank) verifying that, at the time you submitted this proposal, you continuously held the shares for at least one year; or

- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and your written statement that you continuously held the required number of shares for the one-year period.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on November 14, 2006, by e-mail and FedEx.

Thank you.

Sincerely yours,

David M. Stuart

Enclosure

Account number: 679-10791-1-1
Statement type: Preferred
August 26 - September 29, 2006

201 Progress Parkway
Maryland Heights, MO 63043-3042
www.edwardjones.com
Member SIPC

Edward Jones
MAKING SENSE OF INVESTING

A Unique Understanding of Your Financial Needs

At Edward Jones, we believe the best investment recommendations are those tailored to your specific needs. That's why we work so hard to thoroughly understand your financial situation and your goals. The following is an overview of your investment and borrowing activity with Edward Jones. Working with your investment representative, use it to determine how we can help you meet other important financial goals. Call JIM & TODD ARMATYS at 620-793-5481 or 800-432-8249.

Although account information is provided on this page, it does not guarantee an actual statement was produced. Please refer to your account statement for the exact registration and more specific details regarding each account. Edward Jones statements are issued for each account holding securities in firm name with Edward Jones in March, June, September and December. Monthly statements (for months other than those previously referred to) will not be sent to you in months for which there was no activity or your only account activity is the payment of income on your Edward Jones money market account or your cash account balance.

Investment accounts	Account holder	Account number	Current value	Value one year ago
Corporate account	NUNS OF THE THIRD ORDER	[redacted]	$1,035,013.50	$750,611.69
Total investment accounts				

When it comes to your to-do list, put your future first.
Decisions made in the past may not be what's best for the future. To keep (up-to-date, we offer a financial review. A complimentary service, our financial review is a great opportunity to meet face to face with your investment representative and develop strategies to keep your finances in line with your goals. To find out how to get your financial goals on track, call your investment representative today.

Loans and Credit	Account holder	Account number	Balance	Interest rate	Approved credit	Available credit
Amount of money you can borrow	NUNS OF THE THIRD ORDER	[redacted]	$0.00	9.75%	$539,840 *	$539,840

* Your Approved credit is based on the value of your Investment account. The amount you may be eligible to borrow may differ from your Approved credit. Please call your investment representative to see if you qualify. The interest rate will vary depending on the amount you borrow.

Account number: [redacted]
Statement type: Preferred
August 26 - September 29, 2006

201 Progress Parkway
Maryland Heights, MO 63043-3042
www.edwardjones.com
Member SIPC

Edward Jones
MAKING SENSE OF INVESTING

Stocks	Our asset category/ Our recommendation	Current price	Current shares	Current value	Amount invested	Amount withdrawn
GENERAL ELECTRIC CO Symbol: GE	Growth & Income Buy	35.300	100.	3,530.00	3,144.60	—

(Corporate account)

EDWARD JONES
12555 MANCHESTER ROAD
ST.LOUIS, MO. 63131-3729
TEL 314-515-3000

Edward**Jones**

TRADE CONFIRMATION

CUSTOMER COPY

RETAIN FOR YOUR PERMANENT TAX RECORDS

TO:	YOUR INVESTMENT REPRESENTATIVE:
NUNS OF THE THIRD ORDER OF ST DOMINIC 3600 BROADWAY GREAT BEND KS 67530-3636	JIM ARMATYS PO BOX 762 GREAT BEND, KS 67530

ANY QUESTIONS CALL (620) 793-5481

WE ARE PLEASED TO CONFIRM THE FOLLOWING TRANSACTION:

IN YOUR CASH ACCOUNT [redacted]

	ON TRADE DATE 10/15/2003	FOR SETTLEMENT DATE	10/20/2003
YOU BOUGHT	10 SHARES	PRICE	$ 28.9700
DESCRIPTION: GENERAL ELECTRIC CO COMMON UNSOLICITED		PRINCIPAL AMOUNT	$ 289.70
		COMMISSION	50.00
		TRANSACTION FEE	4.95
		AMOUNT DUE (IF NOT PAID)	$ 344.65

ORDER NUMBER	679340019	CONFIRM PROCESSED ON	10/15/2003 @ 11:38:56
SECURITY NUMBER	G136114 (GE)	CUSIP NUMBER	369604103000
INVESTMENT REP NO.	679688	FOR INTERNAL USE	B-03 87779 6I

WE CONFIRM THE ABOVE TRANSACTION SUBJECT TO THE TERMS BELOW. THIS CONFIRM SHALL BE DEEMED CORRECT IN ALL ASPECTS UNLESS WRITTEN NOTICE OF ANY INACCURACY IS PROMPTLY SENT TO US. FAILURE TO NOTIFY US CONSTITUTES YOUR ACCEPTANCE OF THIS TRANSACTION.

WE EXECUTED THIS TRANSACTION AS YOUR AGENT IN THE OVER THE COUNTER MARKET.

IF THE PHRASE "WE MAKE A MKT IN THIS SECURITY" APPEARS ON THIS CONFIRMATION, WE HAVE ACTED AS PRINCIPAL FUNCTIONING AS A SECONDARY MARKET MAKER.

IF THE PHRASE "UNSOLICITED" APPEARS ON THIS CONFIRMATION, THE TRANSACTION WAS CONDUCTED PURSUANT TO AN UNSOLICITED ORDER TO BUY OR SELL PLACED BY THE CUSTOMER

IT IS AGREED BETWEEN EDWARD JONES ("BROKER") AND THE CUSTOMER
(1.) THAT ALL ORDERS ARE RECEIVED AND EXECUTED SUBJECT TO THE RULES AND CUSTOMS OF THE MARKET OR EXCHANGE (AND ITS CLEARING HOUSE, IF ANY) WHERE ORDER IS EXECUTED.
(2.) ALL SECURITIES PURCHASED OR RECEIVED FOR THE CUSTOMERS ACCOUNT AND NOT PAID FOR IN FULL MAY BE LOANED BY THE BROKER OR USED BY IT IN MAKING DELIVERIES OR SUBSTITUTIONS, OR MAY BE PLEDGED BY THE BROKER EITHER SEPARATELY OR TOGETHER WITH OTHER CUSTOMER SECURITIES FOR THE SUM DUE HEREON WITHOUT FURTHER NOTICE TO THE CUSTOMER.
(3.) SHOULD PAYMENT FOR PURCHASES OR DELIVERY OF SOLD SECURITIES BE DELAYED BEYOND THE SETTLEMENT DATE OR WHEN IN THE BROKER'S JUDGEMENT IT APPEARS NECESSARY FOR ITS PROTECTION, THE BROKER AT ITS OPTION, WITHOUT NOTICE TO THE CUSTOMER MAY CANCEL, SELL OUT, OR BUY IN THE DESCRIBED SECURITY AND THE CUSTOMER SHALL BE HELD LIABLE FOR ANY LOSS INCURRED
(4.) THAT ALL STATEMENTS OF ACCOUNTS CURRENT AS RENDERED THE CUSTOMER FROM TIME TO TIME ARE ACKNOWLEDGED BY THE CUSTOMER TO BE CORRECT UNLESS WRITTEN NOTICE OF EXCEPTION THERETO BE GIVEN THE BROKER WITHIN FIVE DAYS AFTER THEIR RECEIPT.
(5.) UNLESS YOU INDICATE YOUR NON-ACQUIESCENCE IN WRITING, THIS AGREEMENT SHALL ALSO INSURE TO THE BENEFIT OF THE SUCCESSOR S OF EDWARD JONES

PLEASE NOTE THE FOLLOWING:
- FOR ODD-LOT TRANSACTIONS, AN ODD-LOT DIFFERENTIAL MAY HAVE BEEN CHARGED AND SUCH AMOUNT WILL BE FURNISHED UPON REQUEST.
- FOR DEBT SECURITIES TRANSACTIONS, CALL FEATURES MAY EXIST WHICH COULD AFFECT YIELD; COMPLETE INFORMATION WILL BE PROVIDED UPON REQUEST
- FOR ZERO COUPON TRANSACTIONS, NO PERIODIC PAYMENTS -- CALLABLE BELOW MATURITY VALUE, WITHOUT NOTICE BY MAIL TO HOLDER UNLESS REGISTERED.

ON AGENCY TRANSACTIONS WE RECEIVE PAYMENT FOR ORDER FLOW AND/OR OTHER REMUNERATION. THE NAME OF THE OTHER BROKER OR PARTY TO THE TRANSACTION, THE SOURCE AND NATURE OF SUCH PAYMENT OR REMUNERATION, AND THE TIME OF EXECUTION WILL BE FURNISHED UPON WRITTEN REQUEST. FOR PRINCIPAL TRANSACTIONS THE TIME OF EXECUTION WILL ALSO BE FURNISHED UPON WRITTEN REQUEST.

THANK YOU FOR ALLOWING EDWARD JONES THE OPPORTUNITY TO SERVE YOU.

EDWARD JONES
12555 MANCHESTER ROAD
ST.LOUIS, MO. 63131-3729
TEL 314-515-3000

Edward Jones

TRADE CONFIRMATION

CUSTOMER COPY

RETAIN FOR YOUR PERMANENT TAX RECORDS

TO:

NUNS OF THE THIRD ORDER
OF ST DOMINIC
3600 BROADWAY
GREAT BEND KS 67530-3636

YOUR INVESTMENT REPRESENTATIVE:

JIM & TODD ARMATYS
PO BOX 762
GREAT BEND, KS 67530

ANY QUESTIONS CALL (620) 793-5481

WE ARE PLEASED TO CONFIRM THE FOLLO[redacted]TION:

IN YOUR CASH ACCOUNT [redacted]

ON TRADE DATE 04/21/2004 [redacted] SETTLEMENT DATE 04/26/2004

YOU BOUGHT	90 SHARES	PRICE	$ 30.5000
DESCRIPTION: GENERAL ELECTRIC CO COMMON UNSOLICITED SPECIAL COMMISSION RATE		PRINCIPAL AMOUNT	$ 2,745.00
		COMMISSION	50.00
		TRANSACTION FEE	4.95
		AMOUNT DUE (IF NOT PAID)	$ 2,799.95

ORDER NUMBER	679352862	CONFIRM PROCESSED ON	04/21/2004 @ 11:30:57
SECURITY NUMBER	G136114 (GE)	CUSIP NUMBER	369604103000
INVESTMENT REP NO.	679610	FOR INTERNAL USE	B-03 87162 61

WE CONFIRM THE ABOVE TRANSACTION SUBJECT TO THE TERMS BELOW. THIS CONFIRM SHALL BE DEEMED CORRECT IN ALL ASPECTS UNLESS WRITTEN NOTICE OF ANY INACCURACY IS PROMPTLY SENT TO US. FAILURE TO NOTIFY US CONSTITUTES YOUR ACCEPTANCE OF THIS TRANSACTION.

WE EXECUTED THIS TRANSACTION AS YOUR AGENT IN THE OVER THE COUNTER MARKET.

IF THE PHRASE "WE MAKE A MKT IN THIS SECURITY" APPEARS ON THIS CONFIRMATION, WE HAVE ACTED AS PRINCIPAL FUNCTIONING AS A SECONDARY MARKET MAKER.

IF THE PHRASE "UNSOLICITED" APPEARS ON THIS CONFIRMATION, THE TRANSACTION WAS CONDUCTED PURSUANT TO AN UNSOLICITED ORDER TO BUY OR SELL PLACED BY THE CUSTOMER

IT IS AGREED BETWEEN EDWARD JONES ("BROKER") AND THE CUSTOMER

(1.) THAT ALL ORDERS ARE RECEIVED AND EXECUTED SUBJECT TO THE RULES AND CUSTOMS OF THE MARKET OR EXCHANGE (AND ITS CLEARING HOUSE, IF ANY) WHERE ORDER IS EXECUTED.

(2.) ALL SECURITIES PURCHASED OR RECEIVED FOR THE CUSTOMERS ACCOUNT AND NOT PAID FOR IN FULL MAY BE LOANED BY THE BROKER OR USED BY IT IN MAKING DELIVERIES OR SUBSTITUTIONS, OR MAY BE PLEDGED BY THE BROKER EITHER SEPARATELY OR TOGETHER WITH OTHER CUSTOMER SECURITIES FOR THE SUM DUE HEREON WITHOUT FURTHER NOTICE TO THE CUSTOMER.

(3.) SHOULD PAYMENT FOR PURCHASES OR DELIVERY OF SOLD SECURITIES BE DELAYED BEYOND THE SETTLEMENT DATE OR WHEN IN THE BROKER'S JUDGEMENT IT APPEARS NECESSARY FOR ITS PROTECTION, THE BROKER AT ITS OPTION, WITHOUT NOTICE TO THE CUSTOMER MAY CANCEL, SELL OUT, OR BUY IN THE DESCRIBED SECURITY AND THE CUSTOMER SHALL BE HELD LIABLE FOR ANY LOSS INCURRED.

(4.) THAT ALL STATEMENTS OF ACCOUNTS CURRENT AS RENDERED THE CUSTOMER FROM TIME TO TIME ARE ACKNOWLEDGED BY THE CUSTOMER TO BE CORRECT UNLESS WRITTEN NOTICE OF EXCEPTION THERETO BE GIVEN THE BROKER WITHIN FIVE DAYS AFTER THEIR RECEIPT.

(5.) UNLESS YOU INDICATE YOUR NON-ACQUIESCENCE IN WRITING, THIS AGREEMENT SHALL ALSO INSURE TO THE BENEFIT OF THE SUCCESSOR S OF EDWARD JONES.

PLEASE NOTE THE FOLLOWING:

- FOR ODD-LOT TRANSACTIONS, AN ODD-LOT DIFFERENTIAL MAY HAVE BEEN CHARGED AND SUCH AMOUNT WILL BE FURNISHED UPON REQUEST.
- FOR DEBT SECURITIES TRANSACTIONS, CALL FEATURES MAY EXIST WHICH COULD AFFECT YIELD; COMPLETE INFORMATION WILL BE PROVIDED UPON REQUEST.
- FOR ZERO COUPON TRANSACTIONS, NO PERIODIC PAYMENTS --- CALLABLE BELOW MATURITY VALUE, WITHOUT NOTICE BY MAIL TO HOLDER UNLESS REGISTERED

ON AGENCY TRANSACTIONS WE RECEIVE PAYMENT FOR ORDER FLOW AND/OR OTHER REMUNERATION, THE NAME OF THE OTHER BROKER OR PARTY TO THE TRANSACTION, THE SOURCE AND NATURE OF SUCH PAYMENT OR REMUNERATION, AND THE TIME OF EXECUTION WILL BE FURNISHED UPON WRITTEN REQUEST. FOR PRINCIPAL TRANSACTIONS THE TIME OF EXECUTION WILL ALSO BE FURNISHED UPON WRITTEN REQUEST

THANK YOU FOR ALLOWING EDWARD JONES THE OPPORTUNITY TO SERVE YOU.

J. R. IMMELT

NOV 03 2006

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

November 2, 2006

Mr. Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in General Electric Company for many years. We continue to be very concerned about the global impact of armament manufacturing and distribution. We believe that it is important for our company to revisit the code of conduct related to ethical criteria for "military production-related contract bids, awards and contract execution, and report the results to shareholders." We strongly encourage our company to direct its resources toward global stability, sustainability, and peace. Out of concern for our global community, the current disaster in Iraq, the instability that is prevalent throughout the world, the future direction of Boeing and the moral and ethical questions that need to be addressed, we ask that you give serious consideration to the enclosed proposal.

I am hereby authorized to notify you of our intention to submit this enclosed shareholder proposal with the Sisters of Charity, BVM, Dubuque, Iowa. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders meeting to move the resolution. We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution will be: Gwen Farry, BVM. Her phone number is 312-641-5151.

As verification that we are beneficial owners of common stock in General Electric, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least until the annual meeting.

Respectfully yours,

Nora M. Nash, OSF

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc: Gwen Farry, BVM
Gary Brouse, ICCR
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

Ethical Criteria for Military Contracts
General Electric Company

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statement of ethical criteria for military production-related contract bids, awards and contract execution and report the results of this process to shareholders within six months of the annual meeting.

SUPPORTING STATEMENT

General Electric, like other global corporations, faces increasingly complex ethical challenges as the international, social, cultural, economic and political context within which it operates changes. We believe decisions to produce and sell weapons may have grave consequences for the lives and freedom of peoples worldwide when the company has not considered its responsibility for its decisions. Thus, we suggest our company's responsibilities include analyzing the effects of its business decisions as they impact employees, communities, nations and a sustainable environmental future.

Because General Electric ranked the 12th largest Department of Defense contractor in FY2005 with $2.5 billion in contracts,* we believe our company must evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies. Such practices are consistent with those of the U.S. Armed Forces, which, for example, regularly utilize military lawyers and other experts to evaluate the prospective use of particular strategies and weapons according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:

- ethical business practices such that human rights and fair labor standards are upheld;
- consideration of the effects of contract execution on a sustainable environment. These might include long-term environmental impact studies, management of waste or toxic releases and transfers;
- strategies for stability of employment, including alternate production plans and funding sources;
- directives which respect the culture of communities in which factories are located;
- guidelines derived after critical study of political and civil stability of countries, regional warfare such as in the Middle East and before sale of weapons, weapons parts and dual-use technology;
- studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with procedures for remediation, should they be required;
- disclosure of the nature of arrangements with any local security forces; and
- processes that ensure that the principles of the common good and the integrity of creation are respected when making decisions about bidding on contracts.

We believe that careful, values-based review of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.

*(100 Companies Receiving the Largest Dollar Volume of Prime Contract Awards - Fiscal Year 2005, *Government Executive*, 8-15-06)

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

October 25, 2006

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of General Electric Company. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash is a representative of the Sisters of St. Francis of Philadelphia and is authorized to act in their behalf.

Sincerely,

Frank Fauser
2nd Vice President

David M. Stuart
Senior Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2243
F 203 373 2523
david.m.stuart@ge.com

November 14, 2006

By e-mail (farry@claret.org) and FedEx

Sisters of St. Francis of Philadelphia
C/o Gwen M. Farry, BVM
205 W. Monroe, Suite 500
Chicago, IL 60606-5062

Re: Shareowner Proposal

Dear Sisters of St. Francis of Philadelphia:

We received your shareowner proposal entitled "Ethical Criteria for Military Contracts".

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date the shareholder submitted the proposal. We are sending you this letter to notify you that the letter you sent from Northern Trust Company does not satisfy this requirement because it is dated prior to the submission of your proposal.

You must satisfy this requirement. Under Securities and Exchange Commission interpretations, sufficient proof of ownership may be in the form of:

- A written statement from the "record" holder of your shares (usually your broker or a bank) verifying that, at the time you submitted this proposal, you continuously held the shares for at least one year; or

- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and your written statement that you continuously held the required number of shares for the one-year period.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on November 14, 2006, by e-mail and FedEx.

Thank you.

Sincerely yours,

David M. Stuart

Enclosure

DOMINICAN SISTERS
ST. MARY OF THE SPRINGS
2320 Airport Drive | Columbus, Ohio 43219-2098 | phone 614.416.1900 | fax 614.252.7435
www.columbusdominicans.org

J. R. IMMELT

NOV 0 3 2006

November 1, 2006

Mr. Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt:

The Dominican Sisters, St. Mary of the Springs, Columbus, OH is a religious order of women seeking to reflect its values, principles and mission in its investment decisions. We are deeply concerned about the mass proliferation and use of military weapons, and the long-term effects this has on the lives of people throughout the world. We believe decisions to develop and to produce weapons can have grave consequences for the lives and/or freedom of people worldwide if the company has not considered its responsibility for its decisions.

The Dominican Sisters, St. Mary of the Springs, Columbus, OH is the beneficial owner of 2,000 shares of General Electric common stock. Through this letter we notify the company of our co-sponsorship of the enclosed resolution with the Sisters of Charity of the Blessed Virgin Mary, Dubuque, Iowa. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution in the company proxy statement.

Proof of ownership of common stock in the company in enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution with other concerned investors. Sister Gwen Farry, Sisters of Charity of the Blessed Virgin Mary, 205 W. Monroe, Chicago, IL, 60606, will serve as primary contact for the co-sponsors. Her phone is: 312-641-5151; her email address is: farry@claret.org. Please send any materials for the filers of the resolution to all filers and to her as the contact person

Sincerely,

Helena M Sause, OP

Sister Helena Sause, OP
Dominican Sisters, St. Mary of the Springs
Columbus, OH

cc: Gwen Farry, BVM
Gary Brouse, Program Director, ICCR
Julie Wokaty, ICCR

Ethical Criteria for Military Contracts
2007 – General Electric Company

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statement of ethical criteria for military production-related contract bids, awards and contract execution and report the results of this process to shareholders within six months of the annual meeting.

Supporting Statement
General Electric, like other global corporations, faces increasingly complex ethical challenges as the international, social, cultural, economic and political context within which it operates changes. We believe decisions to produce and sell weapons may have grave consequences for the lives and freedom of peoples worldwide when the company has not considered its responsibility for its decisions. Thus, we suggest our company's responsibilities include analyzing the effects of its business decisions as they impact employees, communities, nations and a sustainable environmental future.

Because General Electric ranked the 12th largest Department of Defense contractor in FY2005 with $2.5 billion in contracts,* we believe our company must evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies. Such practices are consistent with those of the U.S. Armed Forces, which, for example, regularly utilize military lawyers and other experts to evaluate the prospective use of particular strategies and weapons according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:

- ethical business practices such that human rights and fair labor standards are upheld;
- consideration of the effects of contract execution on a sustainable environment. These might include long-term environmental impact studies, management of waste or toxic releases and transfers;
- strategies for stability of employment, including alternate production plans and funding sources;
- directives which respect the culture of communities in which factories are located;
- guidelines derived after critical study of political and civil stability of countries, regional warfare such as in the Middle East and before sale of weapons, weapons parts and dual-use technology;
- studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with procedures for remediation, should they be required;
- disclosure of the nature of arrangements with any local security forces; and
- processes that ensure that the principles of the common good and the integrity of creation are respected when making decisions about bidding on contracts.

We believe that careful, values-based review of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.

*(100 Companies Receiving the Largest Dollar Volume of Prime Contract Awards - Fiscal Year 2005, Government Executive, 8-15-06

Fifth Third Bank

November 2, 2006

Dominican Sisters
St. Mary of the Springs
2320 Airport Road
Columbus, OH 43219-2098

RE: Large Cap Growth Portfolio 01-01-000-4053187

Dear Mr. Scott,

This is to certify that the St. Mary of the Spring Dominican Sisters own 2000 shares of General Electric. The shares, which are custodied by Fifth Third Bank and managed by Chase Investments, were purchased on the following date:

Shares	Purchase Date
2000	7/1/04

If any further information is required please do not hesitate to contact me at 513-534-3961

Sincerely,

Justin Dammel
Fifth Third Bank
Relationship Manager

Received Time Nov. 2. 3:57PM

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009-2510
Phone and Fax 212-674-2542 ~ E-mail heinonenv@juno.com

October 27, 2006

Jeffrey R. Immelt, Chair and CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

On behalf of the Mercy Investment Program, I am authorized to notify you of our intention to present the attached proposal asking that the Board of Directors review, if necessary amend our Company's code of conduct and ethical criteria for military contracts and report the results, for consideration and action by the shareholders at the next annual meeting. I hereby submit it for inclusion in the 2007 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are cofiling this resolution with the Sisters of Charity, BVM and other institutional investors. The contact person is Gwen Farry.

Mercy Investment Program has approached weapons production previously with General Electric. We are resuming this action in light of runaway sales to governments that are abusive to their citizens and/or to regions already in chaos from years of battle. We believe GE has an obligation to its shareholders to address these issues.

Mercy Investment Program is the beneficial owner of 200 shares of General Electric stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu.

Valerie Heinonen, o.s.u.

Ethical Criteria for Military Contracts

General Electric Company

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statement of ethical criteria for military production-related contract bids, awards and contract execution and report the results of this process to shareholders within six months of the annual meeting.

SUPPORTING STATEMENT

General Electric, like other global corporations, faces increasingly complex ethical challenges as the international, social, cultural, economic and political context within which it operates changes. We believe decisions to produce and sell weapons may have grave consequences for the lives and freedom of peoples worldwide when the company has not considered its responsibility for its decisions. Thus, we suggest our company's responsibilities include analyzing the effects of its business decisions as they impact employees, communities, nations and a sustainable environmental future.

Because General Electric ranked the 12th largest Department of Defense contractor in FY2005 with $2.5 billion in contracts,* we believe our company must evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies. Such practices are consistent with those of the U.S. Armed Forces, which, for example, regularly utilize military lawyers and other experts to evaluate the prospective use of particular strategies and weapons according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:

- ethical business practices such that human rights and fair labor standards are upheld;
- consideration of the effects of contract execution on a sustainable environment. These might include long-term environmental impact studies, management of waste or toxic releases and transfers;
- strategies for stability of employment, including alternate production plans and funding sources;
- directives which respect the culture of communities in which factories are located;
- guidelines derived after critical study of political and civil stability of countries, regional warfare such as in the Middle East and before sale of weapons, weapons parts and dual-use technology;
- studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with procedures for remediation, should they be required;
- disclosure of the nature of arrangements with any local security forces; and
- processes that ensure that the principles of the common good and the integrity of creation are respected when making decisions about bidding on contracts.

We believe that careful, values-based review of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.

*(100 Companies Receiving the Largest Dollar Volume of Prime Contract Awards - Fiscal Year 2005, *Government Executive*, 8-15-06)

David M. Stuart
Senior Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2243
F 203 373 2523
david.m.stuart@ge.com

November 14, 2006

By e-mail (farry@claret.org) and FedEx

Mercy Investment Program
C/o Gwen M. Farry, BVM
205 W. Monroe, Suite 500
Chicago, IL 60606-5062

Re: Shareowner Proposal

Dear Mercy Investment Program:

We received your shareowner proposal entitled "Ethical Criteria for Military Contracts".

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date the shareholder submitted the proposal. We are sending you this letter to notify you that you have not satisfied this requirement.

You must satisfy this requirement. Under Securities and Exchange Commission interpretations, sufficient proof of ownership may be in the form of:

- A written statement from the "record" holder of your shares (usually your broker or a bank) verifying that, at the time you submitted this proposal, you continuously held the shares for at least one year; or

- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and your written statement that you continuously held the required number of shares for the one-year period.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on November 14, 2006, by e-mail and FedEx.

Thank you.

Sincerely yours,

David M. Stuart

Enclosure

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

BBD

November 22, 2006

Mr. Jeffrey R. Immelt
Chair and CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt,

This letter will certify that as of October 31, 2006, Northern Trust Corporation, as custodian, held for the beneficial interest of the Mercy Investment Program, shares of General Electric Common Stock. The shares are held in the name of the Howe & Co.

Further, please note that Northern Trust Corporation has continuously held General Electric stock on behalf of the Mercy Investment Program since September 30, 2005.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 444-4572.

Sincerely,

Brian Campo

Brian Campo
Vice President
Relationship Manager

cc. SValerie Heinonen, o.s.u.

Sisters of MERCY OF THE AMERICAS
Regional Community of Detroit

Phone (248) 476-8000 • Fax (248) 476-4222 • www.mercydetroit.org
29000 Eleven Mile Road • Farmington Hills, MI 48336-1405

October 27, 2006

Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-001

Dear Mr. Immelt:

On behalf of the Sisters of Mercy Regional Community of Detroit Charitable Trust, I am authorized to notify you of our intention to present the attached proposal asking that the Board of Directors review, if necessary amend our Company's code of conduct and statement of ethical criteria for military production and report the results to shareholders, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the 2007 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Sisters of Mercy are cosponsoring this resolution with the Sisters of Charity, BVM and other religious institutional investors. The contact person for this resolution is Sister Gwen Farry.

We believe that General Electric's significant position on the DOD top 100 contractors and the U.S. state of war in the Middle East and other countries makes this an appropriate time to question the criteria GE uses to produce weapons and weapons systems.

The Sisters of Mercy Regional Community of Detroit Charitable Trust is the beneficial owner of 22,950 shares of General Electric stock. Verification of ownership follows. We plan to hold stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu.

Valerie Heinonen, o.s.u.
Corporate Responsibility Consultant
205 Avenue C, Apt 10E
NY NY 10009
212 674 2542 (phone and fax)
heinonenv@juno.com

Ethical Criteria for Military Contracts
General Electric Company

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statement of ethical criteria for military production-related contract bids, awards and contract execution and report the results of this process to shareholders within six months of the annual meeting.

SUPPORTING STATEMENT

General Electric, like other global corporations, faces increasingly complex ethical challenges as the international, social, cultural, economic and political context within which it operates changes. We believe decisions to produce and sell weapons may have grave consequences for the lives and freedom of peoples worldwide when the company has not considered its responsibility for its decisions. Thus, we suggest our company's responsibilities include analyzing the effects of its business decisions as they impact employees, communities, nations and a sustainable environmental future.

Because General Electric ranked the 12th largest Department of Defense contractor in FY2005 with $2.5 billion in contracts,* we believe our company must evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies. Such practices are consistent with those of the U.S. Armed Forces, which, for example, regularly utilize military lawyers and other experts to evaluate the prospective use of particular strategies and weapons according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:

- ethical business practices such that human rights and fair labor standards are upheld;
- consideration of the effects of contract execution on a sustainable environment. These might include long-term environmental impact studies, management of waste or toxic releases and transfers;
- strategies for stability of employment, including alternate production plans and funding sources;
- directives which respect the culture of communities in which factories are located;
- guidelines derived after critical study of political and civil stability of countries, regional warfare such as in the Middle East and before sale of weapons, weapons parts and dual-use technology;
- studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with procedures for remediation, should they be required;
- disclosure of the nature of arrangements with any local security forces; and
- processes that ensure that the principles of the common good and the integrity of creation are respected when making decisions about bidding on contracts.

We believe that careful, values-based review of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.

*(100 Companies Receiving the Largest Dollar Volume of Prime Contract Awards - Fiscal Year 2005, *Government Executive*, 8-15-06)

David M. Stuart
Senior Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2243
F 203 373 2523
david.m.stuart@ge.com

November 14, 2006

By e-mail (farry@claret.org) and FedEx

Sisters of Mercy of the Americas
Regional Community of Detroit Charitable Trust
C/o Gwen M. Farry, BVM
205 W. Monroe, Suite 500
Chicago, IL 60606-5062

Re: Shareowner Proposal

Dear Sisters of Mercy of the Americas Regional Community of Detroit Charitable Trust:

We received your shareowner proposal entitled "Ethical Criteria for Military Contracts".

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date the shareholder submitted the proposal. We are sending you this letter to notify you that you have not satisfied this requirement.

You must satisfy this requirement. Under Securities and Exchange Commission interpretations, sufficient proof of ownership may be in the form of:

- A written statement from the "record" holder of your shares (usually your broker or a bank) verifying that, at the time you submitted this proposal, you continuously held the shares for at least one year; or

- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and your written statement that you continuously held the required number of shares for the one-year period.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on November 14, 2006, by e-mail and FedEx.

Thank you.

Sincerely yours,

David M. Stuart

Enclosure

Ursuline Sisters of Tildonk
UNITED STATES PROVINCE
81-15 UTOPIA PARKWAY
JAMAICA, NEW YORK 11432-1308

PROVINCIAL'S OFFICE: (718) 591-0681
FAX: (718) 969-4275

October 27, 2006

Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

On behalf of the Ursuline Sisters of Tildonk, United States Province, I am authorized to notify you of our intention to present the attached proposal asking the Board of Directors to review and if necessary amend our Company's code of conduct and statement of ethical criteria for military contracts and report the results, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the 2007 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are cofiling this resolution with the Sisters of Charity, BVM and other religious institutional investors. The contact person for our resolution is Sister Gwen Farry.

The Ursuline Sisters of Tildonk, United States Province, is the beneficial owner of 2,900 shares of General Electric. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt. 10E
NY NY 10009
212 674 2542 (phone and fax)
heinonenv@juno.com

Ethical Criteria for Military Contracts
General Electric Company

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statement of ethical criteria for military production-related contract bids, awards and contract execution and report the results of this process to shareholders within six months of the annual meeting.

SUPPORTING STATEMENT

General Electric, like other global corporations, faces increasingly complex ethical challenges as the international, social, cultural, economic and political context within which it operates changes. We believe decisions to produce and sell weapons may have grave consequences for the lives and freedom of peoples worldwide when the company has not considered its responsibility for its decisions. Thus, we suggest our company's responsibilities include analyzing the effects of its business decisions as they impact employees, communities, nations and a sustainable environmental future.

Because General Electric ranked the 12th largest Department of Defense contractor in FY2005 with $2.5 billion in contracts,* we believe our company must evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies. Such practices are consistent with those of the U.S. Armed Forces, which, for example, regularly utilize military lawyers and other experts to evaluate the prospective use of particular strategies and weapons according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:

- ethical business practices such that human rights and fair labor standards are upheld;
- consideration of the effects of contract execution on a sustainable environment. These might include long-term environmental impact studies, management of waste or toxic releases and transfers;
- strategies for stability of employment, including alternate production plans and funding sources;
- directives which respect the culture of communities in which factories are located;
- guidelines derived after critical study of political and civil stability of countries, regional warfare such as in the Middle East and before sale of weapons, weapons parts and dual-use technology;
- studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with procedures for remediation, should they be required;
- disclosure of the nature of arrangements with any local security forces; and
- processes that ensure that the principles of the common good and the integrity of creation are respected when making decisions about bidding on contracts.

We believe that careful, values-based review of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.

*(100 Companies Receiving the Largest Dollar Volume of Prime Contract Awards - Fiscal Year 2005, *Government Executive*, 8-15-06)

David M. Stuart
Senior Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2243
F 203 373 2523
david.m.stuart@ge.com

November 14, 2006

By e-mail (farry@claret.org) and FedEx

Ursuline Sisters of Tildonk
C/o Gwen M. Farry, BVM
205 W. Monroe, Suite 500
Chicago, IL 60606-5062

Re: Shareowner Proposal

Dear Ursuline Sisters of Tildonk:

We received your shareowner proposal entitled "Ethical Criteria for Military Contracts".

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date the shareholder submitted the proposal. We are sending you this letter to notify you that you have not satisfied this requirement.

You must satisfy this requirement. Under Securities and Exchange Commission interpretations, sufficient proof of ownership may be in the form of:

- A written statement from the "record" holder of your shares (usually your broker or a bank) verifying that, at the time you submitted this proposal, you continuously held the shares for at least one year; or

- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and your written statement that you continuously held the required number of shares for the one-year period.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on November 14, 2006, by e-mail and FedEx.

Thank you.

Sincerely yours,

David M. Stuart

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either *you, or your representative* who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action *are proper under state law. Accordingly, we will* assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

BBD

Providence Trust

515 SW 24th Street San Antonio, TX 78207-4619

J. R. IMMELT

NOV 01 2006

October 30, 2006

Jeffrey R. Immelt
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt,

I am writing to you on behalf of the **Providence Trust**. The Trust is the owner of General Electric stock and we intend to hold the stock at least through the date of General Electric's 2007 Annual Meeting. Verification of ownership will follow.

We are co-filing, with the Sisters of Charity of the Blessed Virgin Mary, the enclosed resolution which asks our company to review and if necessary amend and amplify the company's code of conduct and statements of ethical criteria for military production-related contract bids, awards and contract execution, and report the results of this process to shareholders within six months of the annual meeting.

I am hereby authorized to notify you of our intention to submit this shareholder proposal for inclusion in the proxy statement for consideration and action by the shareholders at the 2007 annual meeting in accordance with Rule 14-a 8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the primary filers will attend the shareholders' meeting to move the resolution. If you wish to initiate a dialogue, please contact:
Sr. Gwen Farry at Sisters of Charity of the Blessed Virgin Mary (BVM)
205 W. Monroe, Suite 500
Chicago, IL 60606-5062

Sincerely,

Sr. Madonna Sangalli

Sr. Madonna Sangalli, CDP
Trustee/Administrator
Providence Trust

Ethical Criteria for Military Contracts
General Electric Company

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statement of ethical criteria for military production-related contract bids, awards and contract execution and report the results of this process to shareholders within six months of the annual meeting.

SUPPORTING STATEMENT

General Electric, like other global corporations, faces increasingly complex ethical challenges as the international, social, cultural, economic and political context within which it operates changes. We believe decisions to produce and sell weapons may have grave consequences for the lives and freedom of peoples worldwide when the company has not considered its responsibility for its decisions. Thus, we suggest our company's responsibilities include analyzing the effects of its business decisions as they impact employees, communities, nations and a sustainable environmental future.

Because General Electric ranked the 12th largest Department of Defense contractor in FY2005 with $2.5 billion in contracts,* we believe our company must evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies. Such practices are consistent with those of the U.S. Armed Forces, which, for example, regularly utilize military lawyers and other experts to evaluate the prospective use of particular strategies and weapons according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:

- ethical business practices such that human rights and fair labor standards are upheld;
- consideration of the effects of contract execution on a sustainable environment. These might include long-term environmental impact studies, management of waste or toxic releases and transfers;
- strategies for stability of employment, including alternate production plans and funding sources;
- directives which respect the culture of communities in which factories are located;
- guidelines derived after critical study of political and civil stability of countries, regional warfare such as in the Middle East and before sale of weapons, weapons parts and dual-use technology;
- studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with procedures for remediation, should they be required;
- disclosure of the nature of arrangements with any local security forces; and
- processes that ensure that the principles of the common good and the integrity of creation are respected when making decisions about bidding on contracts.

We believe that careful, values-based review of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.

*(100 Companies Receiving the Largest Dollar Volume of Prime Contract Awards - Fiscal Year 2005, *Government Executive*, 8-15-06)

THE QUANTITATIVE GROUP LP

BUILDING AND SUSTAINING WEALTH ACROSS GENERATIONS®

J. R. IMMELT

NOV 1 3 2006

November 9, 2006

Jeffrey R. Immelt
General Electric Company
3135 Easton Turnpike
Fairfiled, CT 06828

Dear Jeffrey:

This letter is to confirm that the Providence Trust account with The Quantitative Group has held General Electric in their portfolio.

Providence Trust originally purchased 4,650 shares on 6/24/02 and has since made additional purchases. As of 11/8/06 the account has 7500 shares of General Electric with a value of $232,736.16.

If you have any questions, please do not hesitate to call.

Sincerely,

Ron Kern
Senior Investment Consultant

cc: Sr. Madonna Sangalli, CDP

700 N. ST. MARY'S. SUITE 800 SAN ANTONIO. TX 78205 WWW.QUANTGROUP.COM
TEL 210.798.4250 FAX 210.798.4279 TOLL-FREE 800.798.2420

J. R. IMMELT

NOV 0 1 2006



Benedictine Sisters
285 Oblate Drive
San Antonio, TX 78216
210-348-6704 phone

October 30, 2006

Jeffrey R. Immelt
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt,

I am writing to you on behalf of the Benedictine Sisters of Boerne, Texas. We are the owners of 1,000 shares of General Electric stock and intend to hold the stock at least through the date of General Electric's 2007 Annual Meeting. Verification of ownership will follow.

We are co-filing, with the Sisters of Charity of the Blessed Virgin Mary, the enclosed resolution which asks our company to review and if necessary amend and amplify the company's code of conduct and statements of ethical criteria for military production-related contract bids, awards and contract execution, and report the results of this process to shareholders within six months of the annual meeting.

I am hereby authorized to notify you of our intention to submit this shareholder proposal for inclusion in the proxy statement for consideration and action by the shareholders at the 2007 annual meeting in accordance with Rule 14-a 8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the primary filers will attend the shareholders' meeting to move the resolution. If you wish to initiate a dialogue, please contact:

Sr. Gwen Farry at Sisters of Charity of the Blessed Virgin Mary (BVM)
205 W. Monroe, Suite 500
Chicago, IL 60606-5062

Sincerely,

Sr. Susan Mika, OSB

Sr. Susan Mika, OSB
Corporate Responsibility Program Director

Enclosure

Ethical Criteria for Military Contracts
General Electric Company

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statement of ethical criteria for military production-related contract bids, awards and contract execution and report the results of this process to shareholders within six months of the annual meeting.

SUPPORTING STATEMENT

General Electric, like other global corporations, faces increasingly complex ethical challenges as the international, social, cultural, economic and political context within which it operates changes. We believe decisions to produce and sell weapons may have grave consequences for the lives and freedom of peoples worldwide when the company has not considered its responsibility for its decisions. Thus, we suggest our company's responsibilities include analyzing the effects of its business decisions as they impact employees, communities, nations and a sustainable environmental future.

Because General Electric ranked the 12th largest Department of Defense contractor in FY2005 with $2.5 billion in contracts,* we believe our company must evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies. Such practices are consistent with those of the U.S. Armed Forces, which, for example, regularly utilize military lawyers and other experts to evaluate the prospective use of particular strategies and weapons according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:

- ethical business practices such that human rights and fair labor standards are upheld;
- consideration of the effects of contract execution on a sustainable environment. These might include long-term environmental impact studies, management of waste or toxic releases and transfers;
- strategies for stability of employment, including alternate production plans and funding sources;
- directives which respect the culture of communities in which factories are located;
- guidelines derived after critical study of political and civil stability of countries, regional warfare such as in the Middle East and before sale of weapons, weapons parts and dual-use technology;
- studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with procedures for remediation, should they be required;
- disclosure of the nature of arrangements with any local security forces; and
- processes that ensure that the principles of the common good and the integrity of creation are respected when making decisions about bidding on contracts.

We believe that careful, values-based review of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.

*(100 Companies Receiving the Largest Dollar Volume of Prime Contract Awards - Fiscal Year 2005, *Government Executive*, 8-15-06)

J. R. IMMELT

NOV 16 2006



Benedictine Sisters

285 Oblate Drive
San Antonio, TX 78216
210-348-6704 phone

November 13, 2006

Jeffrey Immelt
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

RE: Verification of stock ownership for resolution filed with GE
Ethical Criteria for Military-related contracts

Dear Jeffrey Immelt,

Enclosed you will find a letter from Fidelity certifying that the Congregation of Benedictine Sisters has owned 1,000 shares of General Electric shares since January 18, 2006 when they were transferred from Broadway Brokerage Services. I have also enclosed statements from Broadway Brokerage Services which shows that the Congregation held these shares in November 2005, December 2005 and January 2006 until they were transferred to Fidelity.

Thank you for your attention to this matter. If there are any questions, you may reach me at the above mentioned phone number.

Sincerely,

Sr. Susan Mika

Sr. Susan Mika, OSB

Enclosures

David M. Stuart
Senior Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2243
F 203 373 2523
david.m.stuart@ge.com

November 15, 2006

By e-mail (farry@claret.org) and FedEx

Benedictine Sisters
C/o Sr. Gwen Farry
205 W. Monroe – Suite 500
Chicago, IL 60606-5062

Re: Shareowner Proposal

Dear Benedictine Sisters:

We received your shareowner proposal entitled "Ethical Criteria for Military Contracts".

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date the shareholder submitted the proposal. We are sending you this letter to notify you that you have not satisfied this requirement.

You must satisfy this requirement. Under Securities and Exchange Commission interpretations, sufficient proof of ownership may be in the form of:

- A written statement from the "record" holder of your shares (usually your broker or a bank) verifying that, at the time you submitted this proposal, you continuously held the shares for at least one year; or

- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and your written statement that you continuously held the required number of shares for the one-year period.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on November 14, 2006, by e-mail and FedEx.

Thank you.

Sincerely yours,

David M. Stuart

Enclosure

Fidelity
INVESTMENTS

November 8, 2006

Congregation of Benedictine Sisters
416 W. Highland Dr.
Boerne, TX 78006

Re: Filing of stockholder resolution by Congregation of Benedictine Sisters

This letter shall serve as verification that the Congregation of Benedictine Sisters of Boerne, Texas own 1,000 shares of General Electric common stock. The shares are held in the account of the Congregation of Benedictine Sisters at Fidelity Investments. The shares have been in the account since it was transferred to Fidelity Investments from Broadway Brokerage on January 18, 2006.

Sincerely,

Gary D. Hartman
Branch Manager

[redacted]
BROADWAY [redacted] SERVICES, INC
P.O. BOX 17060
SAN ANTONIO TX 78217

Account Number

BROADWAY
Brokerage Services, Inc.

General Electric

CONG OF BENEDICTINE SISTERS
ATTN: SR BERNADINE REYES OSB
416 W HIGHLAND DRIVE
BOERNE TX 78006

YOUR OFFICE MANAGER IS
JUDITH KEMPLE

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 210 283 6600

MRS
12/15/05

Statement Date: 11/01/05 to 11/30/05

SNAPSHOT

TOTAL PORTFOLIO

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents		
Securities		
TOTAL PORTFOLIO VALUE		

Portfolio Value
(in thousands of dollars)



1,050
700
350
0
March 2005
June 2005
September 2005
This Period

A portfolio value less than $100.00 may not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	$1,000.00	$57,124.02
Net Core Fund Activity	($2,536.25)	($75,129.01)
Net Additions and Withdrawals	($3,451.70)	($23,859.74)
Net Income and Expenses	$4,987.95	$41,864.73
Net Miscellaneous Activity	$0.00	$0.00

LEGEND
() Numbers in parenthesis are debits or subtractions
NFS = National Financial Services LLC

BROADWAY BROKERAGE SERVICES, INC Account carried with National Financial Services LLC, Member NYSE, SIPC
BROADWAY BROKERAGE IS COMMITTED TO PROVIDING PERSONAL SERVICE WITH INTEGRITY. OUR BROKERS HAVE A WEALTH OF EXPERIENCE TO ASSIST YOU WITH YOUR PERSONAL INVESTMENT NEEDS. PLEASE CONTACT OUR FRIENDLY INVESTMENT PROFESSIONAL TO DISCUSS YOUR FINANCIAL OBJECTIVES.

Account Number
Account Name: BENEDICTIN
Statement Date: 11/01/2005 to 11/30/2005

BROADWAY
Brokerage Services, Inc.

EQUITIES 81.54%

Description	Symbol/Cusip Account Type	Quantity	Price on 11/30/05	Current Market Value	Prior Market Value	Estimated Annual Income	Total Cost Basis	Unrealized Gain (Loss)
GENERAL ELECTRIC CO Estimated Yield 2.80% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 01/25/06	GE CASH	1,000	$35.72	$35,720.00	$33,910.00	$1,000.00	$23,448.42	$12,271.58
GENERAL MOTORS CORP Estimated Yield 9.13% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 12/10/05	GM CASH	855	$21.90	$18,724.50	$23,427.00	$1,710.00		
HEWLETT-PACKARD CO DE Estimated Yield 1.07% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 01/04/06	HPQ CASH	1,500	$29.67	$44,505.00	$42,060.00	$480.00	$23,585.16	$20,919.84
HOME DEPOT INC Estimated Yield 0.95% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 12/15/05	HD CASH	1,000	$41.78	$41,780.00	$41,040.00	$400.00		
INTL PAPER CO Estimated Yield 3.17% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 12/15/05	IP CASH	600	$31.53	$18,918.00	$17,508.00	$600.00	$20,934.15	($2,016.15)
JPMORGAN CHASE & CO FORMERLY J P MORGAN CHASE & CO TO 07/20/2004 Estimated Yield 3.55% Dividend Option Cash Capital Gain Option Cash	JPM CASH	1,000	$38.25	$38,250.00	$36,620.00	$1,360.00		
LUBY'S INC Dividend Option Cash Capital Gain Option Cash	LUB CASH	15,000	$12.78	$191,700.00	$188,700.00	-	$46,020.08	$145,679.92
MICROSOFT CORP Estimated Yield 1.15% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 12/08/05	MSFT CASH	1,000	$27.68	$27,680.00	$25,700.00	$320.00	$24,804.41	$2,875.59

BROADWAY
Brokerage Services, Inc.

EQUITIES 72.03%

Description	Symbol/Cusip Account Type	Quantity	Price on 12/31/05	Current Market Value	Prior Market Value	Estimated Annual Income	Total Cost Basis	Unrealized Gain (Loss)
GENERAL ELECTRIC CO Estimated Yield 2.85% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 01/25/06	GE CASH	1,000	$35.05	$35,050.00	$35,720.00	$1,000.00	$23,448.42	$11,601.58
GENERAL MOTORS CORP Estimated Yield 10.29% Dividend Option Cash Capital Gain Option Cash	GM CASH	855	$19.42	$16,604.10	$18,724.50	$1,710.00		
HEWLETT-PACKARD CO DE Estimated Yield 1.11% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 01/04/06	HPQ CASH	1,500	$28.63	$42,945.00	$44,505.00	$480.00	$23,585.16	$19,359.84
HOME DEPOT INC Estimated Yield 0.98% Dividend Option Cash Capital Gain Option Cash	HD CASH	1,000	$40.48	$40,480.00	$41,780.00	$400.00		
INTL PAPER CO Estimated Yield 2.97% Dividend Option Cash Capital Gain Option Cash	IP CASH	600	$33.61	$20,166.00	$18,918.00	$600.00	$20,934.15	($768.15)
JPMORGAN CHASE & CO FORMERLY J P MORGAN CHASE & CO TO 07/20/2004 Estimated Yield 3.42% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 01/31/06	JPM CASH	1,000	$39.69	$39,690.00	$38,250.00	$1,360.00		
LUBY'S INC Dividend Option Cash Capital Gain Option Cash	LUB CASH	15,000	$13.30	$199,500.00	$191,700.00		$46,020.08	$153,479.92
MICROSOFT CORP Estimated Yield 1.37% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 03/09/06	MSFT CASH	1,000	$26.15	$26,150.00	$27,680.00	$360.00	$24,804.41	$1,345.59

[redacted] umbe. .
Account Name: &BENEDICTI

Statement Date: 01/01/2006 to 01/31/2006

BROADWAY
Brokerage Services, Inc.

Other Additions and Withdrawals

Date	Account Type	Transaction	Description	Quantity	Amount	Total Cost Basis	Realized Gain (Loss)
01/18/06	CASH	TRANSFERRED TO	FEDL HOME LN MTG CRP SER 1749 CL LL 8.00% 09/15/2024 MULTICLASS MTG PARTN CTFS GTD VS Z67-873632-1 VS Z67-873632-1	(2,000)	$0.00		
01/18/06	CASH	TRANSFERRED TO	FEDL HOME LN MTG CRP POOL# 260413 8.25% 01/01/2009 VS Z67-873632-1 VS Z67-873632-1	(45,000)	$0.00		
01/18/06	CASH	TRANSFERRED TO	FEDL NATL MTG ASSN TR 1992-27 CL PN 8.00% 03/25/2022 GTD REMIC PASS THRU CTFS VS Z67-873632-1 VS Z67-873632-1	(10,000)	$0.00		
01/18/06	CASH	TRANSFERRED TO	FEDL NATL MTG ASSN SER 1995-24 CL H 6.50% 09/25/2023 REMIC PASS THRU CTFS GTD VS Z67-873632-1 VS Z67-873632-1	(65,000)	$0.00		
01/18/06	CASH	TRANSFERRED TO	GOVT NATL MTG ASSN I POOL #20858 8.00% 10/15/2007 DTD 11/1/77 VS Z67-873632-1 VS Z67-873632-1	(60,000)	$0.00		
01/18/06	CASH	TRANSFERRED TO	GENERAL ELECTRIC CO VS Z67-873632-1 VS Z67-873632-1	(1,000)	$0.00		
01/18/06	CASH	TRANSFERRED TO	GENERAL MOTORS CORP VS Z67-873632-1 VS Z67-873632-1	(855)	$0.00		
01/18/06	CASH	TRANSFERRED TO	HEWLETT-PACKARD CO DE VS Z67-873632-1 VS Z67-873632-1	(1,500)	$0.00		
01/18/06	CASH	TRANSFERRED TO	HOME DEPOT INC VS Z67-873632-1 VS Z67-873632-1	(1,000)	$0.00		
01/18/06	CASH	TRANSFERRED TO	INTL PAPER CO VS Z67-873632-1 VS Z67-873632-1	(600)	$0.00		
01/18/06	CASH	TRANSFERRED TO	JPMORGAN CHASE & CO FORMERLY J P MORGAN CHASE & CO TO 07/20/2004 VS Z67-873632-1 VS Z67-873632-1	(1,000)	$0.00		
01/18/06	CASH	TRANSFERRED TO	LUBY'S INC VS Z67-873632-1 VS Z67-873632-1	(15,000)	$0.00		
01/18/06	CASH	TRANSFERRED TO	MICROSOFT CORP VS Z67-873632-1 VS Z67-873632-1	(1,000)	$0.00		
01/18/06	CASH	TRANSFERRED TO	PEPSICO INC VS Z67-873632-1 VS Z67-873632-1	(200)	$0.00		

Congregation of the Sisters of Charity of the Incarnate Word

L.V.I.

Generalate

4503 Broadway / San Antonio, Texas 78209-6209 / (210) 828-2224 / Fax: (210) 828-9741

J. R. IMMELT

NOV 0 2 2006

October 31, 2006

Jeffrey R. Immelt
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt,

I am writing to you on behalf of Congregation of the Sisters of Charity of the Incarnate Word, San Antonio. We are the owners of General Electric stock and intend to hold the stock at least through the date of General Electric's 2007 Annual Meeting. Verification of ownership will follow.

We are co-filing, with the Sisters of Charity of the Blessed Virgin Mary, the enclosed resolution which asks our company to review and if necessary amend and amplify the company's code of conduct and statements of ethical criteria for military production-related contract bids, awards and contract execution, and report the results of this process to shareholders within six months of the annual meeting.

I am hereby authorized to notify you of our intention to submit this shareholder proposal for inclusion in the proxy statement for consideration and action by the shareholders at the 2007 annual meeting in accordance with Rule 14-a 8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the primary filers will attend the shareholders' meeting to move the resolution. If you wish to initiate a dialogue, please contact:
Sr. Gwen Farry at Sisters of Charity of the Blessed Virgin Mary (BVM)
205 W. Monroe, Suite 500
Chicago, IL 60606-5062

Sincerely,

W. Esther Ng

W. Esther Ng
General Treasurer

Ethical Criteria for Military Contracts
General Electric Company

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statement of ethical criteria for military production-related contract bids, awards and contract execution and report the results of this process to shareholders within six months of the annual meeting.

SUPPORTING STATEMENT

General Electric, like other global corporations, faces increasingly complex ethical challenges as the international, social, cultural, economic and political context within which it operates changes. We believe decisions to produce and sell weapons may have grave consequences for the lives and freedom of peoples worldwide when the company has not considered its responsibility for its decisions. Thus, we suggest our company's responsibilities include analyzing the effects of its business decisions as they impact employees, communities, nations and a sustainable environmental future.

Because General Electric ranked the 12th largest Department of Defense contractor in FY2005 with $2.5 billion in contracts,* we believe our company must evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies. Such practices are consistent with those of the U.S. Armed Forces, which, for example, regularly utilize military lawyers and other experts to evaluate the prospective use of particular strategies and weapons according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:

- ethical business practices such that human rights and fair labor standards are upheld;
- consideration of the effects of contract execution on a sustainable environment. These might include long-term environmental impact studies, management of waste or toxic releases and transfers;
- strategies for stability of employment, including alternate production plans and funding sources;
- directives which respect the culture of communities in which factories are located;
- guidelines derived after critical study of political and civil stability of countries, regional warfare such as in the Middle East and before sale of weapons, weapons parts and dual-use technology;
- studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with procedures for remediation, should they be required;
- disclosure of the nature of arrangements with any local security forces; and
- processes that ensure that the principles of the common good and the integrity of creation are respected when making decisions about bidding on contracts.

We believe that careful, values-based review of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.

*(100 Companies Receiving the Largest Dollar Volume of Prime Contract Awards - Fiscal Year 2005, *Government Executive*, 8-15-06)

Systematic

300 FRANK W. BURR BLVD., 7TH FLOOR TEANECK, NJ 07666
201-928-1982 FAX 201-928-1465 www.sfmlp.com

November 15, 2006

J. R. IMMELT
NOV 16 2006

Mr. Jeffrey R. Immelt
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Re: Congregation of the Sisters of Charity of the Incarnate Word, San Antonio
Shareholder Resolution

Dear Mr. Immelt,

As investment manager for the Congregation of the Sisters of Charity of the Incarnate Word, we would like to confirm with you that this account currently holds a position of General Electric with a value of at least $2,000 and has held this security for at least one year.

Do not hesitate to call me if you need any further information at (201) 708-1677.

Kind regards,

Michele Egeberg
Compliance Manager

cc: W. Esther Ng, Congregation of the Sisters of Charity of the Incarnate Word
Scott Garrett, Systematic Financial Management, L.P.

David M. Stuart
Senior Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2243
F 203 373 2523
david.m.stuart@ge.com

November 15, 2006

By e-mail (farry@claret.org) and FedEx

Congregation of the Sisters of Charity of the Incarnate Word
C/o Sr. Gwen Farry
205 W. Monroe - Suite 500
Chicago, IL 60606-5062

Re: Shareowner Proposal

Dear Congregation of the Sisters of Charity of the Incarnate Word:

We received your shareowner proposal entitled "Ethical Criteria for Military Contracts".

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date the shareholder submitted the proposal. We are sending you this letter to notify you that you have not satisfied this requirement.

You must satisfy this requirement. Under Securities and Exchange Commission interpretations, sufficient proof of ownership may be in the form of:

- A written statement from the "record" holder of your shares (usually your broker or a bank) verifying that, at the time you submitted this proposal, you continuously held the shares for at least one year; or

- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and your written statement that you continuously held the required number of shares for the one-year period.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on November 14, 2006, by e-mail and FedEx.

Thank you.

Sincerely yours,

David M. Stuart

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164

Email: pmneuhauser@aol.com

December 26, 2006

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal Submitted to General Electric Company.

Dear Sir/Madam:

I have been asked by the Sisters of Charity of the Blessed Virgin Mary, the Sisters of Charity of the Incarnate Word, the School Sisters of Notre Dame (Milwaukee Province), the School Sisters of Notre Dame (St. Louis Province), the School Sisters of Notre Dame Cooperative Investment Fund, the Sisters of St. Ursula, the Ursuline Sisters of Tildonk, the Sisters of Mercy of the Americas (Regional Community of St. Louis), the Sisters of Mercy of the Americas Regional Community of Detroit Charitable Trust, the Mercy Investment Program, the Nuns of the Third Order of St. Dominic, the Dominican Sisters of St. Mary of the Springs, the Benedictine Sisters of Boerne, Texas, the Sisters of St. Francis of Philadelphia and the Providence Trust (hereinafter jointly referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of General Electric Company (hereinafter referred to either as "GE" or the "Company"), and who have jointly submitted a shareholder proposal to GE, to respond to the letter dated December 6, 2006, sent to the Securities & Exchange Commission by Gibson, Dunn & Crutcher LLP on behalf of the Company, in which GE contends that the Proponents' shareholder proposal may be excluded from the Company's year 2007 proxy statement by virtue of Rules 14a-8(i)(1), 14a-8(i)(3) Rule 14a-8(i)(7) and 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of

Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in GE's year 2007 proxy statement and that it is not excludable by virtue of any of the cited rules.

The Proponents' shareholder proposal requests GE to adopt a code of conduct with respect to establishing ethical criteria in its military-related contracts.

RULE 14a-8(i)(1)

The Company is technically correct. We agree that, as submitted, the shareholder proposal would run afoul of Rule 14a-8(i)(1) because it could be construed as mandatory rather than precatory. However, it has been the Staff's longstanding position, confirmed in Staff Legal Bulletin No. 14 (July 13, 2001) at Section E. 5., to permit amendment to the proposal to cure such a defect.

Accordingly, I am authorized to, and do hereby by copy of this letter sent to Gibson, Dunn & Crutcher, LLP., amend the opening portion of the RESOLVE Clause to read:

> RESOLVED: that the shareholders request the Board to review [remainder of Resolve Clause unchanged].

As thus amended, the Proponents' shareholder proposal does not violate Rule 14a-8(i)(1).

RULE 14a-8(i)(3)

The argument that the Company (or its shareholders) would be unable "to determine with reasonable certainty what portion of GE's operations would be subject" to the Proposal appears, frankly, to be a make-weight. What part of "military production-related" does the Company not understand? Clearly, on its face, the Proponents' shareholder proposal is limited neither to prime contracts nor to subcontracts. Nor is it limited to DoD contracts. The proposal clearly states on its face that it applies to any military-related contract. In the unlikely event that the Resolve Clause itself were to be deemed ambiguous, that ambiguity would be cleared up by the Supporting Statement which refers (first paragraph) to "produce and sell weapons", without limitation on selling to the DoD or to prime contracts. Furthermore, duel use technology is specifically referred to in the fifth bullet point. In short, both the shareholders and the Company would have no difficulty in interpreting the scope of the proposal.

The Company also asserts that the sixth, seventh and eighth bullet points are ambiguous. We do not believe that there is any ambiguity whatsoever in these items. But even if there were some uncertainty in any of them, that would not render the entire proposal ambiguous.

The sixth bullet is not ambiguous. It specifically refers to "those products". Which are "those products"? They are the one referred to in the Resolve, i.e. the military-related products produced by GE itself. There is nothing in the bullet, or, indeed, *anywhere in the shareholder proposal*, that would lead a reasonable person to believe that the proposal constitutes a request for "a comprehensive examination of the military-industrial complex of each country in which GE has a factory", or any of the other parade of horribles that GE has produced in an attempt to obfuscate a perfectly clear request.

With respect to bullet 7, we fail to understand why it is ambiguous to request that GE establish as one of its ethical criteria that it disclose any arrangements that GE itself has with any local security force in any area where its military products are being sold.

Bullet 8 is hardly "unintelligible". Although one may not be certain of the exact contours of the notion of the "common good", it is hardly a phrase that would bring puzzlement to anyone. Indeed, it is a phrase in common parlance. On the web there is a good discussion of the meaning of the term at www.scu.edu/ethics/practicing/decision (click on "CommonGood"), which traces the notion of the "common good" to Plato, Aristotle and Cicero. We do not think that either shareholders or the Board of GE will fail to understand a reference to the "common good". Similarly, the phrase the "integrity of creation" has come into common usage, albeit more recently than Plato's time. A search for the phrase "integrity of creation" on Google shows 97,000 hits. Its general connotations are that one should live in harmony with mankind and with the whole of creation (e.g. don't abuse the environment).

In summary, there are no ambiguities in the Proponents' shareholder proposal.

RULE 14a-8(i)(10)

The Proponents' shareholder proposal requests the Company to adopt ethical criteria with respect to military contracts.

The Company's mootness argument, after two introductory paragraphs, relies on two documents to establish mootness, namely *The Spirit and the Letter* and its GRI report. However, in connection with this claim, the Company states (bottom of page 9; see also the final paragraph of the Section, page 11):

> These documents . . . address each item identified in the supporting statement, other than items that relate to the ordinary business of GE (bullets 2, 3 and 6, as discussed above [in its (i)(7) argument] or that are so vague as to be unintelligible (bullets 6, 7 and 8, as discussed below [in its (i)3) argument, although in that

argument the Company actually only claims that bullet 8 is "unintelligible, making no such claim for bullets 6 and 7].

In other words, the two documents do not address "each item identified", but rather, address, at most, only three (1, 4 and 5) of the eight bullet points. Hardly sufficient to constitute substantial implementation, even if *The Spirit & The Letter* and/or the GRI actually addressed bullets 1, 4 or 5. However, they do not. The Company fails to cite any specific potion of those documents in its letter, other than the claim (first full paragraph, page 10) that bullet 1 is mooted by a single sentence on page 38 of *The Spirit & The Letter* (actually page 40 out of 62 in the version on the Company's website). Even that quote merely says that GE will *attempt* to create an environment that is *considerate* of all employees. We fail to understand how this moots a request for a policy that embraces fair labor standards (which in some cases might have to go well beyond what is mandated by law in a given situation). [We note in passing that GE has previously attempted without success to invoke *The Spirit & The Letter* to moot an almost identical "ethical criteria" proposal. See *General Electric Company* (February 9, 1998).]

In summary, the two documents highlighted by GE fail to deal in any manner, shape or form with a proposal that the Company establish ethical criteria for military contracting.

The Company's other mootness arguments fair little better.

For example, the Company argues that bullet 1 is moot because it has adopted standards for "safe working places" We utterly fail to see how that moots a proposal that calls on the Company to adopt ethical criteria for military related contracts. Nor is it relevant to anything in bullet 1. We do concede that the Company's Human Rights policies deal with one of the two items set forth in bullet 1. Those policies therefore moot, at most, one-sixteenth of the proposal (one half of one of eight bullets).

With respect to bullet 2, although GE produces many energy-efficient products, and is indeed a leader in advancing a "green economy", such exemplary activity is not responsive to the Proponents' shareholder proposal. The proposal deals with military contracts and asks for criteria related to the environmental impact of those contracts (and not with whether GE produces other goods that are pro-environmental). GE's overall environmental stance is not called into question by the proposal. Rather, criteria are called for with respect to the impact of military contracts on the environment. No information has been provided on that topic.

Bullet 4 calls for criteria that "respect the culture of communities". GE points to its "Emerging Markets Policy" which seeks to "optimize growth for the Company", while "providing essential infrastructure" etc. We utterly fail to see how such a policy moots, or even is relevant, to a request to respect indigenous cultures. Indeed, such infrastructure may be inimical to such a request. Similarly, GE's "Communities Policy" does not speak to respect for indigenous communities.

Similarly, neither the "Emerging Markets Policy" nor the "Communities Policy" speaks to the criteria suggested in bullet 6, which deals with the impacts of the use as well as the production of military weapons.

Finally, bullet 5 calls on GE to establish its own criteria rather than simply comply with the law. Consequently, compliance with the law does not moot the proposal.

In summary, the Company has thrown vast quantities of policy papers at the shareholder proposal hoping that some of it will stick, thereby mooting the proposal. However, virtually none of the policy papers, admirable though they may be, are relevant to the proposal and therefore they do not moot it. Indeed, it is hard to see how implementing one-sixteenth of the proposal could ever be deemed to be substantial implementation of the proposal.

More fundamentally, the proposal is not moot because it is incorrect to focus on the detailed wording of the bullets. What the Company has ignored is the basic proposal in the Resolve Clause. This is a proposal that calls on GE to adopt ethical criteria in deciding whether to enter into military-related contracts. There is NOTHING in any document cited by the Company that addresses that issue. Focusing on the details in the bullets, even if such a focus were, fortuitously, to result in more than one-sixteenth coverage, could never moot the proposal. The basic, underlying issue that the shareholder proposal is raising has never been addressed by GE. We challenge the Staff to put in phrases like "ethical criteria for military contracts" in the search function on GE's web site and come up with any result. (See Exhibits A, B and C to this letter.) The various policies cited by the Company were created for very different purposes and are fundamentally irrelevant to the Proponents' shareholder proposal.

For the foregoing reasons, Rule 14a-8(i)(10) is inapplicable to the Proponents' shareholder proposal.

RULE 14a-8(i)(7)

In Staff Legal Bulletin No. 14A (July 12, 2002), the Staff stated:

> Rule 14a-8(i)(7) is one of the substantive bases for exclusion in rule 14a-8. It provides a basis for excluding a proposal that deals with a matter relating to the company's ordinary business operations. The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." [Footnote omitted.]

The Company cites no less than 31 separate no-action letters in the 14a-8(i)(7) portion of its letter. Bear in mind that the Proponents' shareholder proposal requests that GE establish "ethical criteria" in bidding for military-related contracts. Not one of the 31 letters pertains to a shareholder proposal requesting the establishing of such ethical criteria. They are therefore all irrelevant. However, not among those 31 are at least five no-action letters in which the Staff did consider a claim that an "ethical criteria" proposal was excludable under 14a-8(i)(7). In each of these five letters the Staff decided that because the proposal raised an important policy issue, the proposal could not be excluded under the rubric of "ordinary business. See *General Electric Company* (February 9, 1998); *General Electric Company* (January 28, 1997); *Alliant Techsystems, Inc.* (April 23, 1997); *McDonnell Douglas Corporation* (February 29, 1984); *Texas Instruments Inc.* (February 1, 1983). (For a discussion of the reasons why it is an important policy issue, we refer the Staff to the argument of the undersigned set forth on behalf of the proponents in response to the no-action request in *McDonnell.*)

Indeed, in the immoral words of Yogi Berra, it is déjà vu all over again. Each of the two *General Electric* no-action letters dealt with a shareholder proposal whose Resolve clause requested essential what the Proponents' Resolve clause requests (adoption of ethical criteria for military contracts) and who's Statement of Support had nine bullet points covering pretty much the same ground as do the bullet points in the Proponents' proposal.

In Staff Legal Bulletin 14A (July 12, 2002), it was noted that the Staff might modify its interpretation of the applicability of (i)(7) in the light of changing circumstances. However, there *are* no changing circumstances that would apply to an "ethical criteria" resolution, nor has the Company advanced any argument that would prove that the earlier Staff determinations were erroneous.

Therefore it is clear that Rule 14a-8(i)(7) is inapplicable to the Proponents' "ethical criteria" shareholder proposal.

We believe that one or two more points may be in order. The Company (page 6-7 of its letter) makes the claim that the ethical criteria resolution is a "risk assessment" resolution. Contrary to the assertion of the Company, the proposal does not call for an assessment of "risks and liabilities", but rather an assessment of the moral and ethical stance of the Company. There is no reference to any risks or liabilities that might ensue following unethical conduct. To the extent that bullets 2 and 6 are even remotely relevant, we point out that each of these bullets refers to the impact of Company actions on the external world ("toxic releases" in bullet 2 and "impacts. . . on peoples" in bullet 6). We note that in Staff Legal Bulletin No. 14C (June 28, 2005) the Staff stated:

> we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in

an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

The matters described in bullets 2 and 6 clearly "affect the environment or the public's health" rather than focusing an examination by the Company of the risks that it will run as a result of its conduct. Furthermore, the Staff Legal Bulletin states that it is the overall tenor of the proposal, not isolated words, that will be determinative. The Company has focused (incorrectly, we might add) on a couple of words, not on the overall thrust of the proposal. There is nothing in Staff legal Bulletin 14C to support GE's bald assertion that the applicable criterion is "change", rather than whether the focus of the proposal is on the external consequences of an action or, alternatively, on an internal assessment of the risks to the company and possible liabilities arising out of that course of action.

It is therefore clear beyond cavil that the "ethical criteria" proposal is not a "risk" proposal.

The Company also asserts on page 8 of its letter that the ethical criteria proposal is really a proposal dealing with employment of the general workforce. The Company's "workforce" argument here is no stronger than its "risk" argument. GE made an identical argument in connection with its no-action request which was denied on January 28, 1997. In that request the Company referred to a bullet that began "Stability of employment, including descriptions of conversion plans and funding sources. . ." The Proponents' bullet is identical in objective and almost identical in wording. It reads " strategies for stability of employment, including alternative production plans and funding sources". Despite the fact that the "employment" argument was the primary one made by the Company in the 14a-8(a)(7) [now 14a-8(i)(7)] section of its letter, the Staff rejected the argument. The Staff rejected the identical argument once again the following year. (See the February 9, 1998 letter.) The Staff should once again reject the identical argument that GE has, once again, made this year. The Proponents' shareholder proposal deals with the adoption of ethical criteria for military contracting, not with the wages and benefits of the general workforce. Indeed, the language at issue, both now and in the earlier GE letters, deals with the sub-topic of "economic conversion", which has long been held not a matter of ordinary business even though it has tangential effects on employees. See *General Electric Company* (January 29, 1993). See also *General Dynamics Corporation* (February 8, 1993); *Unisys Corporation* (February 8, 1993); *Texas Instruments, Inc.* (February 8, 1993); *General Dynamics Corporation* (February 6, 1989); *General Dynamic Corporation* (March 10, 1988); *The Boeing Company* (February 22, 1988); *Honeywell, Inc.* (February 24, 1988); *GTE Corporation* (January 29, 1988).

For the foregoing reasons, the Proponents' shareholder proposal is not subject to exclusion by reason of Rule 14a-8(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Ronald Mueller, Esq.
Sister Gwen Farry
Gary Brouse
Fr. Mike Hoolahan

Exhibit A

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Exhibit B

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Exhibit C

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SEARCH ▸ PRODUCTS & SOLUTIONS ▸ FINANCIAL SERVICES ▸ CITIZENSHIP ▸ OUR COMPANY

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Corporation
Incoming letter dated December 8, 2006

The proposal requires the board to review and, if necessary, amend and amplify the company's code of conduct and statement of ethical criteria for military production-related contract bids, awards and contract execution and report the results to shareholders.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponents provide GE with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Amanda McManus

Amanda McManus
Attorney-Adviser

END